As filed with the Securities and Exchange Commission on June 24, 2004
                                                     Registration No. 333-110128
================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Amendment No. 4
                                       to
                                    FORM SB-1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                           Clinical Intelligence, Inc.
                           ---------------------------
                 (Name of small business issuer in its charter)

           Delaware                        7200                   84-1585421
           --------                        ----                   ----------
  (State or jurisdiction of    (Primary Standard Industrial     (I.R.S. Employer
incorporation or organization)  Classification Code Number)  Identification No.)

                           1629 York Street, Suite 102
                     Denver, Colorado 80206, (303) 388-8586
                     --------------------------------------
          (Address and telephone number of principal executive offices)

                           1629 York Street, Suite 102
                     Denver, Colorado 80206, (303) 388-8586
                     --------------------------------------
               (Address of principal place of business or intended
                          principal place of business)

                                                 Please send copies of all
                                                     correspondence to:
           Mr. Edward H. Hawkins
        Clinical Intelligence, Inc.                  Kevin W. Johnson, Esq.
             1629 York Street                          Holland & Hart LLP
                 Suite 102                               555 17th Street
          Denver, Colorado 80206                           Suite 3200
              (303) 388-8586                         Denver, Colorado 80202
    (Name, address and telephone number                  (303) 295-8000
           of agent for service)

                Approximate date of proposed sale to the public:
                ------------------------------------------------
     As soon as practicable after the Registration Statement becomes effective. If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
                         -------------------------------
                                                      Proposed      Proposed Maximum
   Title of Each Class of        Dollar Amount     Offering Price      Aggregate           Amount of
Securities to Be Registered     to Be Registered     Per Share*     Offering Price*    Registration Fee
---------------------------     ----------------     ---------      ---------------    ----------------
Common Stock, $.001 par value     $1,225,000.00        $1.00         $1,225,000.00          $99.11
TOTAL                             $1,225,000.00                      $1,225,000.00          $99.11+

* Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).
+    Previously paid.

   The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
   Disclosure alternative used (check one): Alternative 1 [X]; Alternative 2 [ ] The information contained herein is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold until the registration statement is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
================================================================================

                           Clinical Intelligence, Inc.
                           ---------------------------
                 (Exact name of Company as set forth in Charter)

Type of securities offered:               Shares of common stock, $.001 par
                                          value per share

Maximum number of securities offered:     1,225,000 shares of common stock
                                          includes:
                                          -300,000 shares offered by the issuer
                                          -925,000 shares offered by selling
                                           stockholders

Minimum number of securities offered:     N/A

Price per security:                       $1.00

Total proceeds:                           To Company
                                          ------------------------------------
                                          If maximum sold: $300,000
                                          If minimum sold: no minimum required

                                          To Selling Stockholders
                                          ------------------------------------
                                          If maximum sold: $925,000
                                          If minimum sold: no minimum required

     (See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering?
                                                                [ ] Yes   [X] No

If yes, what percent is commission of price to public?  Not applicable.  (See
Item 9)

Is there other compensation to selling agent(s)?  [ ] Yes   [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of Clinical Intelligence or individuals? [ ] Yes [X] No (see Question No. 25)

Is transfer of the securities restricted?  [ ] Yes  [X] No (See Question No. 25)

Are the securities listed on any national exchange or the Nasdaq Stock Market?
[ ] Yes  [X] No

Is any legend or statement required by the law of any state in which the securities are offered? [ ] Yes [X] No

Will the prospectus be used before the effective date of the registration statement? [ ] Yes [X] No

     The offering by the issuer will end 60 days following the effectiveness of this registration statement. The offering by selling shareholders will continue until either all of the shares held by such selling shareholders have been sold or the Company files a post-effective amendment to this registration statement to de-register all shares of common stock then remaining unsold.


     Robert Side, Gerald Trumbule, John Pither and Edward Hawkins, constituting all of the Company's directors and officers, will sell the securities offered by the Company pursuant to this registration statement. In addition, after selling all 300,000 of the shares to be sold by the Company, all directors and officers are permitted to sell their own shares which are being registered hereunder. Other selling shareholders may sell their shares registered hereby at any time.


     INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE PAGE 4 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

     IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Clinical Intelligence Inc.

     [ ]  Has never conducted operations.
     [X]  Is in the development stage.
     [X]  Is currently conducting operations.
     [ ]  Has shown a profit in the last fiscal year.
     [ ]  Other (Specify):

          (Check at least one, as appropriate)

     This offering has been registered for offer and sale in the following states:

        State                    State File No.           Effective Date
        ----------------------   --------------   ------------------------------
        Colorado..............   RF 2004-26-680   Upon the effectiveness of this
                                                      registration statement

     The date of this prospectus is , 2004.

                                TABLE OF CONTENTS
                                -----------------

                                                                           Page
                                                                           ----

The Company...............................................................    4
Risk Factors..............................................................    4
Business and Properties...................................................    9
Offering Price Factors....................................................   21
Use of Proceeds...........................................................   25
Capitalization............................................................   28
Description of Securities.................................................   29
Plan of Distribution......................................................   31
Dividends, Distributions and Redemptions..................................   33
Officers and Key Personnel of the Company.................................   34
Directors of the Company..................................................   36
Principal Stockholders....................................................   38
Management Relationships, Transactions and Remuneration...................   41
Litigation................................................................   42
Federal Tax Aspects.......................................................   42
Counsel To Issuer.........................................................   43
Relationship with Issuer of Named Experts.................................   43
Changes in and Disagreements with Accountants.............................   43
Commission Position on Indemnification for Securities Act Liabilities.....   43
Miscellaneous Factors.....................................................   43
Financial Statements......................................................   43
Management's Discussion and Analysis of Certain Relevant Factors..........   44

     THIS PROSPECTUS CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS PROSPECTUS.

     This Prospectus, together with Financial Statements and other Attachments, consists of a total of 57 pages.

                                   THE COMPANY
                                   -----------

     1.   Exact corporate name: Clinical Intelligence Inc.

     State and date of incorporation: Delaware, July 24, 2003

     Street address of principal office: 1629 York Street, Suite 102, Denver, Colorado 80206

     Company telephone number: (303) 388-8586.

     Fiscal year: December 31

     Person(s) to contact at Company with respect to offering: Mr. Edward H Hawkins, Corporate Secretary.

     Telephone number (if different from above): Same as above.

                                  RISK FACTORS
                                  ------------

     2. List in the order of importance the factors that Clinical Intelligence considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or that otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

Risk Factors Related to Our Business
------------------------------------

We are a development-stage company with limited prior business operations and we
--------------------------------------------------------------------------------
may not be able to establish ourselves as a going concern. We have had limited
----------------------------------------------------------
activities to date upon which an evaluation of our performance may be made. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in connection with the establishment of a new business. We cannot assure you that we can successfully achieve our performance objectives, or that we will be profitable in the future. To date we have not made a profit in our business and we cannot assure you that we will be profitable in the future.

Since inception, we have realized limited revenues and earnings, and we may not
-------------------------------------------------------------------------------
be able to achieve profitable operations in the future. In order to avoid losses
-------------------------------------------------------
and negative cash flow in the future, we must:

     o    Hire a sales force within the next 6 months;

     o    Hire an installation and maintenance team within the next 6 months;
          and

     o    Sell a sufficient number of software packages per quarter.

     If we are unable to achieve these milestones, we will not be profitable, and we may lose our license from Acquired Intelligence, Inc.

We have limited assets and working capital and minimal shareholders' equity and,
--------------------------------------------------------------------------------
if our financial condition does not improve, we will cease operations and our
-----------------------------------------------------------------------------
shareholders will lose their entire investment. We have issued 925,000 shares of
-----------------------------------------------
common stock to forty two shareholders including Robert Side, our President, Edward Hawkins, our Corporate Secretary, Alastair Tough, our former Treasurer, and John Pither, our non-executive Chairman of the Board for an aggregate of $20,580.00 in cash. We do not expect to continue in operation, without an infusion of capital, after the expiration of one year from the date of this prospectus. The proceeds of this offering cover in part our initial expenditures related to establishing the company and conducting this offering. Additional financing, whether by debt or equity, will be necessary in order to grow our business. We have no arrangements for any additional financing, and it is uncertain whether we can obtain such financing on acceptable terms, if at all. Any issuance of additional shares of equity at a lower price will dilute the beneficial ownership of existing holders of common stock. Any preferred stock issued by us may have rights in regard to dividends, liquidation or other matters senior to the common stock.

Our license agreement with Acquired Intelligence does not prohibit Acquired
---------------------------------------------------------------------------
Intelligence from developing and selling similar software products which could
------------------------------------------------------------------------------
harm our sales results. Acquired Intelligence retains ownership of the
-----------------------
underlying computer code upon which the software products we sell is based. Under the terms of our license agreements Acquired Intelligence has the right to use this underlying computer code to develop new or modify existing software products that may compete with the software products we market and sell. We do not have the exclusive right to sell such new or modified products under our current license agreement. If Acquired Intelligence were to develop or modify a software product that is competitive with the software products we sell and to license or sell such products without our involvement, our sales results could be harmed which would adversely affect our financial condition.

We may not succeed in establishing the ACQUIRE(R) and ACQUIRE(R)-SDK (software
------------------------------------------------------------------------------
development kit) brands. Our business is entirely dependent on selling
------------------------
ACQUIRE(R) and ACQUIRE(R)-SDK. Collectively, our management has limited experience selling similar software. In addition, our management provides services to us on a part-time basis for no compensation. These factors could limit the successful design and implementation of our marketing plan. If the marketing plan is not successful and we are unable to develop a sufficient number of customers, our operations and revenues will be adversely affected.

Because our executive officers and directors are our only employees, devote only
--------------------------------------------------------------------------------
a portion of their time to our business, receive no compensation and are not
----------------------------------------------------------------------------
bound by employment agreements, we may not be able to achieve profitability or
------------------------------------------------------------------------------
maintain our operations with the limited time commitment of these individuals
-----------------------------------------------------------------------------
and our operations will be adversely impacted if they terminate their
---------------------------------------------------------------------
relationship with us. We believe that our success depends upon the continued
---------------------
services of our senior management team, particularly Robert Side, Chief Executive Officer, Gerald Trumbule, Treasurer, John Pither, Chairman and Edward Hawkins, Secretary. Because our executive officers and directors are our only employees, devote only a portion of their time to our business, receive no compensation and are not bound by employment agreements, we may not be able to achieve profitability or maintain our operations with the limited time commitment of these individuals. Experienced management personnel with a background in, and knowledge about, development software are difficult to hire. We have no key man life insurance at this time for our management, although we may purchase this type of insurance regarding these four individuals in the future. The loss of the services of any senior management member or other key employees with extensive knowledge about our industry could adversely affect our operations and thereby our financial condition and operating results.

Our expansion depends on our ability to identify, attract, hire, train, retain and motivate highly skilled technical, managerial, sales and marketing personnel. Competition for this type of personnel is intense, and we may not be able to hire or retain sufficient qualified personnel. Any delay in filling these positions could adversely impact our manufacturing schedule, revenues and cash flow.

Our Principal Executive Officer is currently employed as Director of Software
-----------------------------------------------------------------------------
Development for Acquired Intelligence which may result in certain conflicts of
------------------------------------------------------------------------------
interest that could harm us. Mr. Side, our Principal Executive Officer, is
----------------------------
employed by Acquired Intelligence from which we license our only property. Because Mr. Side has interests on both sides of the licensing agreement, this may result in conflicts of interest. Such conflicts of interest may be resolved to our detriment, adversely affecting our financial condition and results of operations.

Technological changes in the industry for which we sell products could affect
-----------------------------------------------------------------------------
the price and competitiveness of the software we sell. We believe that the
------------------------------------------------------
software we will sell is competitive with current products designed, licensed and sold by competitors. However, we are selling products in a field that is subject to rapid technological changes. Because we are a marketing and sales company only, we have no research and development efforts. Instead, we rely on the efforts of Acquired Intelligence. If Acquired Intelligence fails to respond to technological developments and enhance or improve the software licensed to us, our marketing and sales business could be adversely affected. Furthermore, we do not have the ability to require Acquired Intelligence to make any enhancements or improvements to the software licensed to us to satisfy any market demands that we may identify.


Our business currently depends entirely on our license agreement from and our
-----------------------------------------------------------------------------
continued relationship with Acquired Intelligence. The software products we sell
--------------------------------------------------
are based on a license agreement with Acquired Intelligence. If we do not comply with the licensing agreement, we would have to cease selling these software products, which could materially impair our business. The license agreement may be terminated by Acquired Intelligence if, among other things, we fail to secure appropriate financing, fail to pay the license fees or fail to achieve our specified sales performance targets. Any late fees accrue interest at 24% per annum. Furthermore, we have no assurance that Acquired Intelligence will continue as a business. Other than as described in this registration statement, the financial condition of Acquired Intelligence is unknown to us. While our CEO is a member of management of Acquired Intelligence, he has informed us that he does not have access to the financial information of Acquired Intelligence in its entirety. According to our CEO, only the directors of Acquired Intelligence regularly review complete financials, and he is not a director. If Acquired Intelligence is financially, or otherwise, unable to support the software products we sell pursuant to the license agreement, our financial condition and operating results would be severely, adversely affected. For more information regarding the terms of the license, see pages 9-10.


We have a concentration of voting power. Upon the conclusion of this offering,
----------------------------------------
if our directors and officers do not sell the shares they hold currently, they will own approximately 52% of the outstanding common stock. Accordingly, the directors and officers will have sufficient votes to determine the persons who are elected to our Board of Directors and the outcome of matters presented to shareholders for their approval.

We may be unable to adequately protect or enforce our intellectual property
---------------------------------------------------------------------------
rights. We will rely on trade secret law to protect our intellectual property.
-------
These laws afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized persons may attempt to copy aspects of our web site, including the look and feel of our web site, sales mechanics or to obtain and use information that we regard as proprietary, such as the technology used to operate our web site and our content. We have not filed an application to secure registration for our trademark, "Clinical Intelligence," in the United States or any other country. Any encroachment upon our proprietary information, the unauthorized use of our trademark, the use of a similar name by a competing company or a lawsuit initiated against us for our infringement upon another company's proprietary information or improper use of their trademark, may affect our ability to create brand name recognition, cause customer confusion and/or have a detrimental effect on our business.

Third parties may also claim infringement by us with respect to past, current or
--------------------------------------------------------------------------------
future technologies. Generally our license agreement requires Acquired
--------------------
Intelligence to indemnify us against losses, claims, damages, judgments, liabilities, or expenses resulting from claims that the software infringes a registered Canadian copyright or patent. However, there are certain circumstances under which we would be required to indemnify Acquired Intelligence, including without limitation, for:

     o any action taken or permitted to be taken by Acquired Intelligence in good faith in reliance upon instructions, orders or information received from us in connection with the license agreement;

     o any use of all or any part of the software in a manner not expressly authorized by the license agreement;

     o any alteration or modification of all or any part of the software by us; or

     o physical harm to persons or tangible personal property and real property caused by our negligence or willful misconduct.

Any claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements. These royalty or licensing agreements might not be available on terms acceptable to us or at all.

Furthermore, no precautions have been taken to preclude claims by prior employees for conversion or theft of trade secrets, know-how or other proprietary information by our employees.

We anticipate that a significant portion of our customer base will be foreign.
------------------------------------------------------------------------------
Because we anticipate having a significant percentage of foreign customers, our operations may be materially affected by:

     o    foreign government regulations;

     o foreign laws and regulations related to the protection and enforcement of intellectual property rights;

     o    foreign exchange control regulations;

     o    import/export restrictions;

     o    foreign economic instability;

     o    political instability;

     o    adverse exchange movement of the U.S. dollar versus other currencies;
          and

     o tariffs, trade barriers and other trade restrictions by the U.S. government or foreign governments on products or components shipped from or to foreign sources.

Risk Factors Related to This Offering
-------------------------------------

The offering price and number of company shares being offered was arbitrarily
-----------------------------------------------------------------------------
determined. The price of the shares and number of shares being offered hereby
-----------
has been arbitrarily determined by the Board of Directors. The price of the shares is not based on expected return on investment or independent appraisal of the value of Clinical Intelligence. Shareholders may be unable to resell their shares at or above the price paid for them in this offering.

There is no guarantee that additional funds will be available to us when we need
--------------------------------------------------------------------------------
them and, if financing is unavailable, we may need to dramatically change our
-----------------------------------------------------------------------------
business, sell or merge our business or face bankruptcy. Based on our current
--------------------------------------------------------
projections, we will need to raise additional funds within one year from the date of this prospectus. There is no guarantee that we will be able to raise the funds that are necessary to maintain our business for the following year. We cannot be certain that additional capital will be available to us on favorable terms when required, or at all. If this additional financing is not available to us, we may need to dramatically change our business, sell or merge our business or enter bankruptcy.

New investors in our common stock will experience immediate and substantial
---------------------------------------------------------------------------
dilution. The initial public offering price will be substantially higher than
---------
the book value per share of our common stock. Investors purchasing common stock in this offering will, therefore, incur immediate dilution of $0.74 in net tangible book value per share of common stock, based on the initial public offering price of $1.00 per share. Any additional issuances of shares will increase the dilution to investors.

There is no public market for our common stock and, if a public market fails to
-------------------------------------------------------------------------------
develop or be sustained, then purchasers of our shares may be unable to sell,
-----------------------------------------------------------------------------
and therefore lose the funds paid for, the shares of common stock. There is no
------------------------------------------------------------------
public market for our common stock and there is no assurance that a public market will develop or, if developed, that it will be sustained. Many brokerage firms may not effect transactions in our securities because they are not listed and many lending institutions may not permit their use as collateral for loans. The common stock will be traded, if at all, in the "pink sheets" maintained by members of the National Association of Securities Dealers, Inc., and possibly on the OTC Bulletin Board. Generally, stocks traded in this manner have low sales volumes. We will not satisfy the requirements either for being quoted on the National Association of Securities Dealers' Automated Quotations System or for listing on any national securities exchange. Accordingly, until we qualify for

NASDAQ or listing on an exchange, any trading market that may develop for the common stock is not expected to qualify as an "established trading market" as that term is defined in Securities and Exchange Commission regulations, and is expected to be substantially illiquid.

Our stock price will fluctuate, which may result in substantial losses for
--------------------------------------------------------------------------
investors. The trading price of our shares of common stock will fluctuate once
----------
trading commences, if ever. The fluctuation of the stock price could result in substantial losses for investors. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include:

     o    Quarterly variations in operating results;

     o Announcements by us or our competitors of new product and service offerings, significant contracts, acquisitions or strategic relationships;

     o Publicity about our company, our products and services or our competitors;

     o    Additions or departures of key personnel;

     o    Any future sales of our common stock; and

     o Stock market price and volume fluctuations of publicly-traded companies in general and software-related companies in particular.

The trading prices of technology-related companies have been especially volatile. Shareholders may be unable to resell their shares of common stock at or above the price paid for them.

There is no minimum amount of shares required to be sold in the offering and if
-------------------------------------------------------------------------------
we receive less than the maximum amount of proceeds we may not have sufficient
------------------------------------------------------------------------------
funds to grow our business. We have not established a minimum number of shares
---------------------------
that we must sell in our offering and we have the right to immediately utilize the funds we receive from investors. There are no arrangements for the return of funds to investors if all of the securities offered by us hereby are not sold. If less than the maximum number of shares are sold by us, we will be unable to achieve our business growth goals as a result of a reduced amount of proceeds.

Certain selling shareholders may sell their shares at the same time we are
--------------------------------------------------------------------------
selling our 300,000 shares registered hereby. The officers and directors who
---------------------------------------------
will be selling shares on our behalf will sell the 300,000 shares offered by us prior to selling any shares that such officer or director may wish to sell pursuant to this prospectus. However, the other selling stockholders may sell their shares registered hereby at any time. If selling stockholders attempt to sell shares at the same time that we are selling shares, we may have a more difficult time selling the maximum number of shares in this offering. If we are not able to sell the maximum number of shares in this offering we will not be able to grow our business as a result of receiving a reduced amount of proceeds.

All outstanding shares of our common stock are being registered for resale under
--------------------------------------------------------------------------------
this registration statement and sales of substantial amounts of our shares by
-----------------------------------------------------------------------------
insiders may depress our stock price. A total of 925,000 shares of common stock
-------------------------------------
are held by our current shareholders and all of such shares are being registered for resale under this registration statement. This includes: 112,500 shares of common stock beneficially owned by our President, Robert Side; 502,500 shares of common stock beneficially owned by our Corporate Secretary, Edward Hawkins; 17,500 shares of common stock beneficially owned by our Chairman of the Board, John Pither; and 5,000 shares of common stock beneficially owned by our Treasurer, Gerald Trumbule. Sales of a substantial number of shares of our common stock by our current shareholders could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock. On the date of this prospectus, we will have 925,000 shares of common stock outstanding that may be resold immediately in the public market.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this prospectus potential investors should keep in mind other possible risks that could be important.

                             BUSINESS AND PROPERTIES
                             -----------------------

     3. With respect to the business of Clinical Intelligence and its properties:

          (a) Describe in detail what business Clinical Intelligence does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

     Business
     --------

     On November 1, 2002, we acquired a license to market and sell the ACQUIRE(R) and ACQUIRE(R)-SDK software from the licensor, Acquired Intelligence. Mr. Side, our Principal Executive Officer, is currently the Director of Software Development for Acquired Intelligence. Acquired Intelligence is a Canadian corporation headquartered in Victoria, British Columbia. Its business is the creation, design and implementation of computer programs and platforms associated with technology commonly referred to as "artificial intelligence." Acquired Intelligence is the sole developer of Acquire(R) and Acquire(R)-SDK. Acquired Intelligence is the sole holder of the copyright to these software products and the sole holder of the registered trademark. All rights to the software are held by Acquired Intelligence other than those outlined in the license agreement between Acquired Intelligence and us.


     Acquired Intelligence is a software development company that was incorporated under the laws of Canada in 1987. Acquire(R) was the company's first software development undertaking. This software product has been sold commercially since 1989. Acquired Intelligence has historically derived all of its revenues from the Acquire(R) products both through individual sales of the product and through contracted development of custom applications using the product. The majority of revenues have come from the development of contracted custom applications using the product. For fiscal year ended 2003, Acquired Intelligence informed us that it had a positive working capital representing 64% of its current assets, and a 2.8:1 ratio of current assets to current liabilities. Acquired Intelligence continues to develop the Acquire(R) products and to derive revenues from custom applications using these products. Acquired Intelligence has recently expanded its business to include custom software development that does not employ the Acquire(R) products.


     The license we acquired was formerly owned by EZ Natural Limited which relinquished rights, title, and interest to us with concurrent approval of the licensor and the payment from us to EZ Natural Limited in the amount of US$10,000.00 less the rights in $2,865 of receivables due EZ Natural Limited that we subsequently collected. The terms of the license agreement were negotiated by Gerald A. Mulhall, on behalf of EZ Natural Limited, and Edward Hawkins, on our behalf. Our license from Acquired Intelligence provides us with a perpetual, exclusive, transferable, world-wide license to use, display, market, promote, distribute, and sublicense the ACQUIRE(R) and ACQUIRE(R)-SDK software in accordance with the terms of the license agreement. To retain the license after this offering, we will have to pay an annual license fee equivalent to the cost of one unit of software (currently $5,000) to Acquired Intelligence and achieve performance goals that we specify in our business plan. Currently our business plan states that we must sell the following numbers of software units: 20 units and 4 application development contracts within 1 year of the effectiveness of this registration statement; 70 units and 14 application development contracts within 2 years of the effectiveness of this registration statement; 120 units and 24 application development contracts within 3 years of the effectiveness of this registration statement; 135 units and 27 application development contracts within 4 years of the effectiveness of this registration statement; and 155 units and 31 application development contracts within 5 years of the effectiveness of this registration statement.

Any late fees accrue interest at 24% per annum. We are also required to indemnify Acquired Intelligence for, among other things:

     o any action taken or permitted to be taken by Acquired Intelligence in good faith in reliance upon instructions, orders or information received from us in connection with the license agreement;

     o any use of all or any part of the software in a manner not expressly authorized by the license agreement;

     o any alteration or modification of all or any part of the software by us; or

     o physical harm to persons or tangible personal property and real property caused by our negligence or willful misconduct.

The license may be terminated by Acquired Intelligence if:

     o we fail to secure the financing required to pursue our business objectives or pay the initial license fees (currently $5,000) within one year of signing the agreement;


     o    we fail to pay the annual license fee (currently $5,000);


     o we fail to pay any amount owing to Acquired Intelligence under the agreement when due;

     o we commit a breach of any of our obligations under the agreement that is not cured to the satisfaction of Acquired Intelligence, acting reasonably, within 20 days after written notice describing the breach in reasonable detail;

     o we fail to reach the sales performance targets specified in our business plan for two consecutive years;

     o there is a change, merger, acquisition or reverse takeover of business or change of business direction of Clinical Intelligence without the prior written consent of Acquired Intelligence;

     o we have a change of control without the prior written consent of Acquired Intelligence;

     o we commit a breach of any of our obligations under any agreement with any third party relating to the software;

     o any proceeding in bankruptcy, receivership, liquidation or insolvency is commenced against us or our property and is not dismissed within 30 days; and

     o we make any assignment for the benefit of creditors, become insolvent, commit any act of bankruptcy, cease to do business as a going concern or seek any arrangement or compromise with our creditors under any statute or otherwise.

     This software is protected by Canadian and international copyright laws, multilateral and bilateral agreements and international treaties. We may request modifications to the software, but Acquired Intelligence is not required to make any modifications. Any modifications made on our behalf will be pursuant to a separate agreement negotiated with Acquired Intelligence.

     We intend to market and sell the ACQUIRE(R) and ACQUIRE(R)-SDK software, as permitted by our license. We also intend to provide installation and user training and support services. Although the software we will sell has been sold previously by Acquired Intelligence and EZ Natural Limited, we have conducted no sales, installation or training services to date.

     Acquire has been sold commercially since 1989. Since May of 2002 Acquired Intelligence has sold Acquire products on our behalf. The complete list of sales transactions is provided in the table below:

                                                                 Net of bank
                                                                   charges
                                                   Sale amount      and or
                 Country         Sale items          in US $     commissions      60%          20%      Due: licensee  Due: Licensor
                ---------      --------------      -----------   -----------  -----------  -----------  -------------  -------------
May 2002        USA         Acquire                $    995.00   $    995.00       597.00               $      597.00  $      398.00
                            Acquire and
June 2002       Korea       Acquire-SDK               1,990.00      1,692.00     1,015.20                    1,015.20         676.80
July 2002       South       Support for Acquire         300.00        294.60                     58.92          58.92         235.68
                Africa      Acquire-SDK
                            Acquire and
October 2002    Singapore   Acquire-SDK               1,990.00      1,990.00     1,194.00                    1,194.00         796.00
                            Acquire and
November 2002   USA         Acquire-SDK               1,990.00      1,990.00     1,194.00                    1,194.00         796.00
November 2002   USA         Acquire training          2,510.00      2,510.00                    502.00         502.00       2,008.00
                            Acquire and
January 2003    Turkey      Acquire-SDK               1,900.00      1,884.60     1,130.76                    1,130.76         753.84
April 2003      Canada      Acquire and                 816.4         816.4        489.84                      489.84         326.56
                            Acquire-SDK upgrade
April 2003      Israel      Acquire,                   2290          2274.6      1,364.76                    1,364.76         909.84
                            Acquire-SDK & support
May 2003        Malaysia    Acquire,                   2140          2110.71     1,266.43                    1,266.43         844.28
                            Acquire-SDK & manuals
May 2003        Malaysia    Acquire and                 300           295.89                     59.178         59.18         236.71
                            Acquire-SDK support
August 2003     Malaysia    Acquire and                4500          4459.6                     891.92         891.92       3,567.68
                            Acquire-SDK training
August 2003     Chile       Acquire,                   2140          2105.1      1,263.06                    1,263.06         842.04
                            Acquire-SDK & manuals
October 2003    Israel      Acquire,                   1845.75       1845.75     1,107.45                    1,107.45         738.30
                            Acquire-SDK & manuals
October 2003    Israel      Acquire and                 300           300                        60             60            240
                            Acquire-SDK support
Totals                                             $ 26,007.15   $ 25,564.25                            $   12,194.51  $   13,369.74

     Product
     -------

     The software that we are licensed to sell, ACQUIRE(R) and its software development kit ACQUIRE(R)-SDK, is a software package that helps a layperson build expert system applications. Its knowledge acquisition system helps the user construct a knowledge base of existing expertise while its inference engine lets others use that knowledge. The resulting, self-designed application interacts with users to gather information about their situation, applies rules from the knowledge-base, and delivers answers.

     This two part structure results in two important features of expert systems:

     1. It allows the system to be modified, updated and expanded more readily than traditional programs, making it easier to keep the system current with changes in the field, or with changes in users' requirements, and

     2. It allows the system to provide an explanation of the reasoning behind its conclusions which is necessary to provide the credibility and confidence that people require before routinely accepting its advice.

     A knowledge acquisition system is a computer program which allows the user to store expertise necessary for a knowledge-base without the assistance of a knowledge engineer. Typically in the development of an expert system application, knowledge acquisition is conducted manually by a knowledge engineer who guides the domain expert through a series of question and answer sessions and/or observed problem-solving sessions to build the knowledge base. This is a long and arduous process.

     ACQUIRE(R) follows a different approach to knowledge acquisition. It helps the domain expert create a knowledge base directly, bypassing the role of the knowledge engineer by providing a step-by-step methodology that users can follow to acquire and represent their knowledge in an expert system application. ACQUIRE(R) handles the knowledge engineering function, allowing the users to focus on structuring their knowledge and expertise.

     In operation, expert systems can fill a number of functions:

          as a librarian       helping people find, organize and interpret
                               information required to carry out a task;
          as an advisor        embodying and sharing specialized expertise
                               needed by others;
          as an instructor     helping others to learn a task;
          as an assistant      taking care of routine tasks to free up time for
                               more interesting and demanding aspects of the work.

     For example, expert systems like ACQUIRE(R) are widely used by manufacturing companies for the troubleshooting and repair of equipment. The expertise of company employees varies as a function of training and length of service. A common problem that companies find is that when equipment fails during night time operation only junior employees are available to perform the troubleshooting and repair and often they are unable to successfully identify the cause and perform the required repair. In such circumstances, a customer could capture the expertise of an experienced equipment repair person through our software product and embody that expertise in an ACQUIRE(R) knowledge base so that a junior employee could consult the knowledge base to determine the specific cause(s) in a given piece of equipment and the remedial course of action to take.

          (b) Describe how these products or services are to be produced or rendered and how and when Clinical Intelligence intends to carry out its activities. If Clinical Intelligence plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of Clinical Intelligence, and the estimated amount. If Clinical Intelligence is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

     We are a distributor of software products produced by and that we have licensed from Acquired Intelligence. Our business is entirely dependent on products and our license from Acquired Intelligence, which is described in greater detail in Item 3(a) above. The software products, ACQUIRE(R) and ACQUIRE(R)-SDK, are produced in saleable form by Acquired Intelligence. We distribute the products to customers through the Internet. Evaluation versions of the products are available as internet downloads. The evaluation versions are self terminating in the event that the evaluation customer does not purchase the product. Purchase of the product is mediated through the internet as well. Upon receipt of payment or purchase order the customer receives a software key, via the internet, to unlock the complete product(s) and download such products for subsequent use on the customer's system.

     We are in the process of forming a sales force to market the products we sell. We are also developing a team to provide installation and user training and support services. We expect to have a three-member sales team and a three-member support team within four months of the effectiveness of this registration statement. Current sales, installation and support services are being provided by Acquired Intelligence pursuant to our agreement with them.

          (c) Describe the industry in which Clinical Intelligence is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

     Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for Clinical Intelligence's products or services, or the formula for determining prices, and how these prices compare with those of competitor's products or services, including a description of any variations in product or service features. Name the principal competitors that Clinical Intelligence has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of Clinical Intelligence's competitors in the area of competition in which Clinical Intelligence is or will be operating. State why Clinical Intelligence believes it can effectively compete with these and other companies in its area of competition.

     We have not done extensive analysis of the artificial intelligence industry. We believe the industry is more fractured than other computer based industries, and trends in the industry are difficult to predict. Based on general observations of our management, we believe the trend in the artificial intelligence and software industry is for expansion rather than contraction. The computer has long been used to store and correlate information in data banks and there are many computer programs which accommodate and enhance the installation and retrieval of stored information. Programs which utilize the technology of artificial intelligence can be determined to become more prolific in the future as the computer industry becomes more complex. These programs offer, to varying degrees, the ability to place vast amounts of information and knowledge into a computer program platform and upon request render various amounts of judgments and knowledge-based answers to posed questions. Our management believes that the demand for these knowledge based programs will increase in the coming years and many programs will be adapted to many industries which find the need for knowledge storage and retrieval based upon artificial (non-human) interpretation and decisions. We believe that the business of writing computer programs based on platforms which will accommodate artificial intelligence will expand.

     Our business is the distribution of a single family of products, the ACQUIRE(R) and ACQUIRE(R)-SDK software, developed, produced and licensed to us by Acquired Intelligence. The market for products like these is intensely competitive and subject to rapid technological change. We expect the intensity of competition to increase in the future. Increased competition is likely to result in price reductions and reduced gross margins, either of which could reduce our future revenues or earnings, if any.

     ACQUIRE(R) and ACQUIRE(R)-SDK are Web development tools for expert system applications development and deployment and are sold internationally. ACQUIRE(R) and ACQUIRE(R)-SDK have been sold in 36 countries spanning six continents by the licensor, Acquired Intelligence, and sold in 7 countries under the current license arrangement that we have with Acquired Intelligence:

Western Europe             Asia                     North America
--------------             ----                     -------------
Denmark                    China                    Canada
England                    Hong Kong                Mexico
Finland                    India                    United States of America
France                     Korea                    Pacific
Germany                    Malaysia                 -------
Greece                     Singapore                Australia
Italy                      Sri Lanka                Fiji
Netherlands                Thailand                 New Zealand
Portugal                   South America            Philippines
Scotland                   -------------            Eastern Europe
Spain                      Brazil                   --------------
Sweden                     Chile                    Czech Republic
Switzerland                Ecuador                  Romania
Turkey                     Middle East              Slovakia
                           -----------              Africa
                           Israel                   ------
                                                    South Africa

     North America and Europe are the largest markets for the ACQUIRE(R) and ACQUIRE(R)-SDK software products and North America is the largest market for ACQUIRE(R) and ACQUIRE(R)-SDK application development contracts. These customers for ACQUIRE(R) and ACQUIRE(R)-SDK span a broad array of business sectors: medicine; chemical; electrical power generation; gas distribution; oil exploration; space; semi-conductor; atomic energy; etc. Our current focus is expansion of the international market for ACQUIRE(R) and ACQUIRE(R)-SDK and for application development contracts.

     Current competitors selling similar products include:

Company                                          Product                  Price
-----------------------------------  --------------------------------   --------
AI Developers Inc..................  EZ-Xpert 2.2                         $1,995

Amzi Inc...........................  KnowledgeWright
                                     Professional                         $2,500
                                     KnowledgeWright Enterprise          $10,000

Exsys Inc..........................  CORVID single developer
                                     license and 20 user run time        $15,995

The Haley Enterprise Inc...........  Agent OCX for Windows                  $495

Rule Machine Corporation...........  Visual Rule Studio
                                     Professional                           $495
                                     Visual Rule Studio Enterprise          $995
                                     Visual Rule Studio Server            $5,995

Fair, Isaac & Co. NYSE:FIC.........  Blaze Advisor Developer             $25,000
                                     license Deployment license         $150,000

Softlaw Corporation ASX: SLCPA.....  Statute Expert Developer
                                     license                             $12,000
                                     Statute Expert run time per user       $225

Expert Solutions International       Logist Single developer
Formula Systems                      license                              $7,500
NASDAQ:FORTY.......................  Run time license (200-250 users)   $150,000

Explore Reasoning Systems Inc......  KB agent end user license            $5,000
                                     KB agent developers license         $10,000
                                     KB agent end user site license      $30,000
                                     KB agent developers site license    $50,000

     Many of our competitors have greater resources and broader customer relationships than we do. In addition, many of these competitors have extensive knowledge of our industry. Current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to offer a single solution and increase the ability of their products to address customer needs. In addition, other software companies may decide to enter this field in the future.

     Historically ACQUIRE(R) sold for $995. The complete set of tools was sold for a total of $1,990. This price was significantly below the major competing products. Once our marketing plan is finalized, the two products, ACQUIRE(R) and ACQUIRE(R)-SDK, are expected to be sold as a single product priced at approximately $5,000. This will bring our pricing more into line with our competitors. Our pricing advantage will come from the fact that our license agreement enables users to use ACQUIRE(R) and ACQUIRE(R)-SDK, in various applications without further licensing expense. Each may be used by purchasers as an all-purpose analytical tool. This pricing strategy distinguishes us from our competitors who generally require additional fees for the development of different applications of their software.

     In addition to having competitive prices for the products we sell, we intend to provide installation and user training and support services. We will attempt to distinguish ourselves from our competition based on both price and customer service.

          (d) Describe specifically the marketing strategy Clinical Intelligence is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for Clinical Intelligence to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of Clinical Intelligence's sales. Describe any major existing sales contracts.

     Historically, ACQUIRE(R) and ACQUIRE(R)-SDK have been marketed passively through a product web site. Our sales and marketing team will be employed to market ACQUIRE(R) and ACQUIRE(R)-SDK through a combination of trade show presentations and aggressive promotion of a product web site through the leading search engines. Leads will be developed and closed through our sales and marketing team, with the final product delivery and receipt of payment being mediated through the product web site. We have not developed the Clinical Intelligence web site that we intend to use in our marketing campaign. We have not conducted any formal market studies.

     We will require some time to finalize our sales and marketing plan and hire our sales and marketing team. During this period, in order to maintain contact with existing clients and maximize revenue, Acquired Intelligence, the licensor, has agreed to provide ongoing sales and marketing services on our behalf on a commission basis. We expect to have our own sales force in place within 4 months of this prospectus.

     Acquired Intelligence will complete the sales transactions, collect the monies from clients and remit sales reports and monies due to us. A commission of 40% of the software product sales price plus any bank charges or third party commissions will be charged to us. Third party commissions arise when Acquired Intelligence makes sales through intermediary software companies, as is often the case with sales to foreign governments and in Asia. The commission for the sales intermediary sources is typically within the range of 10-15% of the product purchase price. Amounts due to us under this sales arrangement will be reduced by such commission amounts. Training and maintenance agreements are sold separately from the software. For sales of software training, Acquired Intelligence will make all the necessary arrangements with the client, conduct the training session(s) and charge us a commission of 80% of the training price plus any bank charges or third party commissions. For sales of software maintenance agreements, Acquired Intelligence will make all the necessary arrangements with the client, conduct the maintenance and support services and charge us a commission of 80% of the maintenance and support agreement price plus any bank charges or third party commissions. All payments from Acquired Intelligence to us will be made on a quarterly basis.

     During this period all application development contracts that are negotiated with clients will be exclusive to Acquired Intelligence with no amounts being remitted to us.

     The following table illustrates the amounts owing to each party for the various products being sold:

                                                            Due to     Due to
          Product to be sold:                              Licensor   Licensee
          ----------------------------------------------   --------   --------
                                                            (AII):     (CII):

          Software product sale.........................        40%        60%
          Training session sale.........................        80%        20%
          Maintenance and support agreement sale........        80%        20%
          Application development contract sale.........       100%         0%

     As determined by mutual agreement of Acquired Intelligence and us, once we have secured adequate funding, finalized our sales and marketing plan and built our initial sales and marketing team, we have agreed to continuing our working relationship as follows:

                                                            Due to     Due to
          Product to be sold:                              Licensor   Licensee
          ----------------------------------------------   --------   --------
                                                            (AII):     (CII):

          Software product sale.........................         0%       100%
          Training session sale.........................        67%        33%
          Maintenance and support agreement sale........        90%        10%
          Application development contract sale.........        85%        15%

     There are no customers that account for or will account for a major portion of our sales.

     (e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date. Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If Clinical Intelligence's sales are seasonal or cyclical, explain.

     We have no backlog as of March 15, 2004, and we had no backlog as of March 15, 2003.

     (f) State the number of Clinical Intelligence's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operation, administrative, etc.) Clinical Intelligence will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If Clinical Intelligence employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements Clinical Intelligence has or will have with its employees.

     Robert Side, Gerald Trumbule, John Pither and Edward Hawkins, our executive officers and directors, are our only employees currently. We anticipate the employment of four additional individuals within the next twelve months: three salespeople and a receptionist. All of our employees work in a part-time capacity and none receive any compensation for their services. We have no employment agreements with any of our current employees, offer no benefits, and we do not have any type of incentive compensation structure in place. None of our employees are subject to a collective bargaining agreement.

     (g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that Clinical Intelligence owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties Clinical Intelligence intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

     Our principle property is a license for the ACQUIRE(R) and ACQUIRE(R)-SDK computer technology. This license was granted by Acquired Intelligence, as described in greater detail on pages 9-10. We do not own or lease any real property. We intend to purchase computers and other general office equipment in the future.

     (h) Indicate the extent to which Clinical Intelligence operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by Clinical Intelligence for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

     Our operations depend on our license for the ACQUIRE(R) and ACQUIRE(R)-SDK software products. We rely solely on Acquired Intelligence for intellectual property protection of ACQUIRE(R) and ACQUIRE(R)-SDK. Acquired Intelligence owns all proprietary and intellectual property rights in and to the software that we license from it, including all modifications, enhancements and improvements. Our license from Acquired Intelligence provides us with a perpetual, exclusive, transferable, world-wide license to use, display, market, promote, distribute, and sublicense the ACQUIRE(R) and ACQUIRE(R)-SDK software in accordance with the terms of the license agreement. To retain the license, we must pay annual license fees to Acquired Intelligence and achieve specified performance goals. We are also required to indemnify Acquired Intelligence for, among other things:

     o any action taken or permitted to be taken by Acquired Intelligence in good faith in reliance upon instructions, orders or information received from us in connection with the license agreement;

     o any use of all or any part of the software in a manner not expressly authorized by the license agreement;

     o any alteration or modification of all or any part of the software by us; or

     o physical harm to persons or tangible personal property and real property caused by our negligence or willful misconduct.

The license may be terminated by Acquired Intelligence if, among other reasons, we fail to secure adequate funding by November 2004, we fail to pay our license fees (currently $5,000 annually) or we fail to achieve our specified sales performance targets, as described in Item 3(a) above. This software is protected by Canadian and international copyright laws, multilateral and bilateral agreements and international treaties. We may request modifications to the software, but Acquired Intelligence is not required to make any modifications. Any modifications made on our behalf will be pursuant to a separate agreement negotiated with Acquired Intelligence.

     We have taken no steps to protect intellectual property, nor have we required our employees to enter confidentiality agreements, covenants-not-to-compete or the like.

     We have not conducted any research or development, nor do we intend to conduct research or development in the future.

     (i) If Clinical Intelligence's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon Clinical Intelligence. Not applicable.

     (j) State the names of any subsidiaries of Clinical Intelligence, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

     We have no subsidiaries.

     (k) Summarize the material events in the development of Clinical Intelligence (including any material mergers or acquisitions) during the past five years, or for whatever lesser period Clinical Intelligence has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If Clinical Intelligence has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this prospectus accordingly).

     We were formed in Colorado on May 18, 2000, and re-incorporated in Delaware on July 24, 2003. During the period from May 18, 2000 to March 31, 2003, we raised our initial capital. We acquired the license to ACQUIRE(R) and ACQUIRE(R)-SDK in November, 2002. We do not have any current intentions of merging, acquiring another company, or recapitalizing.

     4(a)      If Clinical Intelligence was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur, or the milestones which in management's opinion Clinical Intelligence must or should reach in order for Clinical Intelligence to become profitable, and indicate the expected manner of occurrence or the expected method by which Clinical Intelligence will achieve the milestones.

     In order to become fully operational and profitable, we must achieve each of the milestones described below.


                                                                            Date or number of
                                                                               months after
                                                                           receipt of proceeds           Expected cost of
                                    Expected manner of occurrence              when should                achieving each
Event or Milestone                     of method of achievement              be accomplished                milestone
---------------------------------  --------------------------------  --------------------------------  --------------------
Raise capital....................  Pursuant to this prospectus            Within 3 months of this
                                                                                prospectus              $            50,000

Develop a commercially viable      Management planning                    Within 3 months of this
marketing plan and training and                                                 prospectus
support service plan.............                                                                       $            30,000

Hire sales force.................  Through hiring by management           Within 4 months of this       $             5,000
                                                                                prospectus

Market the ACQUIRE(R)and           Through anticipated sales force         Within 4 months of this      $           150,000
ACQUIRE(R)-SDK brand names and                                                  prospectus
our proposed training and support
services.........................

Sell a minimum of 20 units to      Through efforts of management     Within 1 year of this prospectus      Cost is included
retain license...................  and sales force                                                          in the $150,000
                                                                                                               amount above

Develop and enhance our proposed   Through efforts and analysis of                Ongoing               $            65,000
marketing strategy so that our     management and sales force
sales targets are met............


Develop a commercially viable marketing plan and training and support service
-----------------------------------------------------------------------------
plan. Management will analyze existing sales to identify the most productive
-----
geographic territories and industries to pursue. The marketing team will then identify trade shows and advertising outlets to reach these markets and establish brand awareness. Our marketing team will interview existing customers and prospective customers to understand how our product message could be packaged for maximum affect. The results of these analyses and interviews will be formulated into a sales and marketing strategic plan. Management will also develop a plan for delivering and marketing our training and support services. Our service personnel will receive appropriate training to enable them to provide training and support service.

Market the ACQUIRE(R) and ACQUIRE-SDK(R) brand names and our training and
-------------------------------------------------------------------------
support services. The sales force will be hired and assigned to geographic and
-----------------
industry targets. Management will work with the sales force to identify the needs of potential customers in their target markets. We will begin advertising to reach the target markets and we will assemble exhibits for trade shows. The sales force will operate within the marketing parameters to affect direct contact with prospective customers.

Develop and enhance our proposed marketing strategy so that our sales targets
-----------------------------------------------------------------------------
are met. The targeted geographic and industrial markets will be reviewed by our
--------
management on an ongoing basis to determine whether our marketing budget is being spent efficiently. Advertising campaigns and trade shows will be analyzed in a like manner to determine whether alternate advertising vehicles or messages should be utilized and whether alternate trade shows should be utilized to maximize the return from our marketing expenditures.

     We will pursue these steps with the funds raised pursuant to this registration statement as well as additional funds, if any, that we raise from sales of shares of common stock or other equity or debt financing.

     (b) State the probable consequences to Clinical Intelligence of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon Clinical Intelligence's liquidity in view of Clinical Intelligence's then anticipated level of operating costs. (See Questions No. 11 and 12)

     Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delay or failure of achievement in making an investment decision.

     The probable consequences to us of delays in achieving each of the milestones listed in Item 4(a) above is that we will likely continue to incur operating and net losses during the period of the delays, and the rate at which we incur these losses may increase. Any delays are expected to have an adverse effect on our liquidity because we intend to increase our costs and expenses substantially as we hire our sales people, increase our sales and marketing activities, purchase computers and general office equipment, increase our general and administrative functions to support our growing operations, and complete and further develop our marketing strategy. In addition, because our license requires that we achieve certain performance targets that we set for ourselves, we could lose our license from Acquired Intelligence. If we lose our license, we will have limited means of creating revenue and our business could fail.

     Absent this offering, our projected loss for 2004 will be approximately $95,000. If we receive 32% of the proceeds from our offering of shares, such proceeds could offset this anticipated loss, but our business development efforts would be severely hindered. Receipt of 65% of the proceeds from our offering would enable us to begin pursuing our marketing plan, but on a delayed basis. Only receipt of the full amount of proceeds from our offering, or $300,000, would enable us to grow our business.

     If, at any time, management determines that our business is unsuccessful, we will explore all available alternatives, including a possible change in our business, sale of our business, merger, acquisition or other business combination with another company or, if unavoidable, bankruptcy filing. However, even if we are achieving the milestones required in order for us to become profitable, we intend to consider attractive business opportunities presented to us, including, but not limited to, the sale of our business to a larger company or a joint venture, merger or other business combination with a small or mid-sized company. As of the date of this prospectus, we have no present intent to change our business, sell our business or merge with or acquire another company.

                             OFFERING PRICE FACTORS
                             ----------------------

     If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

     5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

     Total ($18,282) ($0.02 per share)

     The company has had after tax earnings (losses) of ($19,224) from the date of inception to the end of the last fiscal year 12/31/2003.

     Since inception, we have had a net loss ($19,224) ($0.04 per share) for the period from 5/18/2000 (inception), to 12/31/03.

     6. If Clinical Intelligence had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

     Not applicable

     7(a) What is the net tangible book value of Clinical Intelligence? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

     The net tangible book value is $14,316, or $0.02 per share.

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

     The shares previously sold constituted "seed capital" and therefore such shares were sold at price considerably less that the price of shares offered hereby. Following our initial raising of seed capital, we acquired a license from Acquired Intelligence which is the basis for our business. The acquisition of this license increased the value of our company.

     (b) State the dates on which Clinical Intelligence sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to Clinical Intelligence at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

                                                        Relationship to     Number of
Date of Sale               Selling Shareholders             Company           Shares     Price Per Share   Consideration
-----------------      -----------------------------   -----------------   -----------   ---------------   -------------
January 17, 2003       Cobra Enterprises Limited....    N/A                    100,000             $0.03       $3,000.00
February 25, 2003      Gerald H Trumbule............    N/A                      2,500             $0.03          $75.00
March 4, 2003          G. Anthony Mulhall...........    N/A                     40,000            $0.026       $1,040.00
March 7, 2003          Anne Pither..................    N/A                      2,500            $0.026          $65.00
March 7, 2003          Cameron Tough................    N/A                      2,500            $0.026          $65.00
March 7, 2003          Derek Thurlow................    N/A                      2,500            $0.026          $65.00
March 7, 2003          Edna Stone...................    N/A                      2,500            $0.026          $65.00
March 7, 2003          Gabriella Monika Bond........    N/A                      2,500            $0.026          $65.00
March 7, 2003          Gary John Pither.............    N/A                      2,500            $0.026          $65.00
March 7, 2003          Gerald H Trumbule............    N/A                      2,500            $0.026          $65.00
March 7, 2003          Greg Caswill.................    N/A                      2,500            $0.026          $65.00
March 7, 2003          Harold Bloom.................    N/A                      2,500            $0.026          $65.00
March 7, 2003          Joan McNeely.................    N/A                      2,500            $0.026          $65.00
March 7, 2003          Joanne Forst.................    N/A                      2,500            $0.026          $65.00
March 7, 2003          Julian Bell..................    N/A                      2,500            $0.026          $65.00
March 7, 2003          June Bloom...................    N/A                      2,500            $0.026          $65.00
March 7, 2003          Katharine Horne..............    N/A                      2,500            $0.026          $65.00
March 7, 2003          Kim Elisabeth Pither.........    N/A                      2,500            $0.026          $65.00
March 7, 2003          Lesley McNeely...............    N/A                      2,500            $0.026          $65.00
March 7, 2003          Louis Bloom..................    N/A                      2,500            $0.026          $65.00
March 7, 2003          Mary Sheehan.................    N/A                      2,500            $0.026          $65.00
March 7, 2003          Michael Stone................    N/A                      2,500            $0.026          $65.00
March 7, 2003          Natalie Vogel................    N/A                      2,500            $0.026          $65.00
March 7, 2003          Nick Marchant Lane...........    N/A                      2,500            $0.026          $65.00
March 7, 2003          Richard Mason................    N/A                      2,500            $0.026          $65.00
March 7, 2003          Ross McNeely.................    N/A                      2,500            $0.026          $65.00
March 7, 2003          Stephen Landy................    N/A                      2,500            $0.026          $65.00
March 7, 2003          Steven Edward Pither.........    N/A                      2,500            $0.026          $65.00
March 7, 2003          Dick Towner..................    N/A                      5,000            $0.026         $130.00
March 7, 2003          Wai Kwan Alice Hung..........    N/A                      5,000            $0.026         $130.00
March 7, 2003          Alastair Tough...............    Treasurer                7,500            $0.026         $195.00
March 7, 2003          Albert Stone.................    N/A                      7,500            $0.026         $195.00
March 7, 2003          Colin Bond...................    N/A                      7,500            $0.026         $195.00
March 7, 2003          David Horne..................    N/A                      7,500            $0.026         $195.00
March 7, 2003          John Pither..................    Director                 7,500            $0.026         $195.00
March 7, 2003          Michael McNeely..............    N/A                      7,500            $0.026         $195.00
March 7, 2003          Rene Vogel...................    N/A                      7,500            $0.026         $195.00
March 7, 2003          Robert Side..................    President/Director     107,500            $0.026       $2,795.00
March 24, 2003         Gerald A. Mulhall............    N/A                     40,000            $0.250      $10,000.00
March 27, 2003         Virginia Dean................    N/A                      2,500            $0.026          $65.00
March 27, 2003         John R Hawkins...............    N/A                      2,500            $0.026          $65.00
March 31, 2003         Patricia Manning.............    N/A                      2,500            $0.026          $65.00
                                                                               -------                        ----------
                                                                               422,500                        $20,355.00
                                                                               =======                        ==========

     8(a) What percentage of the outstanding shares of Clinical Intelligence will the investors in this offering have? (Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

     If the maximum is sold: 100%*

     If the minimum is sold: N/A

* All of the outstanding shares of Clinical Intelligence are being registered on this registration statement, plus an additional 300,000 shares that will be newly issued. As a result, if less than 100% of the shares offered hereby are sold, the investors in this offering will hold a lesser percentage. For instance, if 50% of the shares are sold, investors in this offering will hold 50% of Clinical Intelligence and if 25% of the shares are sold, investors in this offering will hold 25% of Clinical Intelligence. If the shares to be sold by the Company are not sold within 60 days of the effectiveness of this registration statement, the Company will not be able to sell such shares in this offering. This may effect the percentage of ownership of any purchaser in this offering. For instance, if the shares to be sold by the Company are not sold, the purchase of 100,000 shares in this offering would result in such purchaser owning 10.8% of the Company. If the shares to be sold by the Company are sold, the purchase of 100,000 shares in this offering would result in such purchaser owning 8.2% of the Company.


     This prospectus relates to an aggregate of 1,225,000 shares of common stock that may be offered and sold by us and, from time to time, by the named selling shareholders or their successors in interest.

     The following table indicates the name of each selling shareholder, any material relationship he, she or it has had with us since our inception on May 18, 2000, the number and percentage of shares of common stock owned by the selling shareholder prior to this offering, the number of shares being offered for sale by the selling shareholder and the number of shares of common stock and the percentage of the total shares of common stock outstanding that will be held if all shares offered are sold.

                                                   Shares Owned
                                                     Prior to               Shares Owned     Shares Owned
Selling Shareholder      Relationship to Company     Offering     Percent   Being Offered   After Offering
----------------------   -----------------------   ------------   -------   -------------   --------------
Anne Pither...........   N/A                              2,500         *           2,500               0
Cameron Tough.........   N/A                              2,500         *           2,500               0
Derek Thurlow.........   N/A                              2,500         *           2,500               0
Edna Stone............   N/A                              2,500         *           2,500               0
Gabriella Monika Bond.   N/A                              2,500         *           2,500               0
Gary John Pither......   N/A                              2,500         *           2,500               0
Greg Caswill..........   N/A                              2,500         *           2.500               0
Harold Bloom..........   N/A                              2,500         *           2,500               0
Joan McNeely..........   N/A                              2,500         *           2,500               0
Joanne Forst..........   N/A                              2,500         *           2,500               0
John R Hawkins........   N/A                              2,500         *           2,500               0
Julian Bell...........   N/A                              2,500         *           2,500               0
June Bloom............   N/A                              2,500         *           2,500               0
Katharine Horne.......   N/A                              2,500         *           2,500               0
Kim Elisabeth Pither..   N/A                              2,500         *           2,500               0
Lesley McNeely........   N/A                              2,500         *           2,500               0
Louis Bloom...........   N/A                              2,500         *           2,500               0
Mary Sheehan..........   N/A                              2,500         *           2,500               0
Michael Stone.........   N/A                              2,500         *           2,500               0
Natalie Vogel.........   N/A                              2,500         *           2,500               0
Nick Marchant Lane....   N/A                              2,500         *           2,500               0
Patricia Manning......   N/A                              2,500         *           2,500               0
Richard Mason.........   N/A                              2,500         *           2,500               0
Ross McNeely..........   N/A                              2,500         *           2,500               0
Stephen Landy.........   N/A                              2,500         *           2,500               0
Steven Edward Pither..   N/A                              2,500         *           2,500               0
Virginia Dean.........   N/A                              2,500         *           2,500               0
Dick Towner...........   N/A                              5,000         *           5,000               0
Gerald H Trumbule.....   Treasurer/Director               5,000         *           5,000               0
Wai Kwan Alice Hung...   N/A                              5,000         *           5,000               0
Alastair Tough........   N/A                              7,500         *           7,500               0
Albert Stone..........   N/A                              7,500         *           7,500               0
Colin Bond............   N/A                              7,500         *           7,500               0
David Horne...........   N/A                              7,500         *           7,500               0
John Pither...........   Director                         7,500         *           7,500               0
Michael McNeely.......   N/A                              7,500         *           7,500               0
Rene Vogel............   N/A                              7,500         *           7,500               0
G. Anthony Mulhall....   N/A                             40,000     4.32%          40,000               0
Gerald A Mulhall......   N/A                             40,000     4.32%          40,000               0
Cobra Enterprises
  Limited.............   N/A                            100,000    10.81%         100,000               0
Robert Side...........   President/Director             107,500    11.62%         107,500               0
Edward H Hawkins......   Secretary/Director             502,500    54.32%         502,500               0
TOTAL.................                                  925,000   100.00%         925,000               0

-----------------------
*--Less than 1%

     (b) What post-offering value is management implicitly attributing to the entire company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

     If the maximum is sold: $1,225,000*

     If the minimum is sold: N/A*

     See the response to Item 8(a) above.

     (For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

     * These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculations. The type and amount of convertible or other securities thus eliminated would be: N/A. These values also assume an increase in cash in the Company by an amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: N/A.

     Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of Clinical Intelligence's development.

                                 USE OF PROCEEDS
                                 ---------------

     9(a) The following table sets forth the use of the proceeds from our sale of 300,000 for $300,000 pursuant to this offering:


                                                If Minimum Sold  If Maximum Sold
                                                    Amount           Amount
                                                ---------------  ---------------
                                                       %               %
Total Proceeds................................  $          N/A   $     300,000
Less: Offering Expenses
Commissions & Finders Fees
Legal & Accounting
Copying & Advertising.........................                   $      50,000
Other (Specify):
Net Proceeds from Offering
Use of Net Proceeds
  Start-Up Costs..............................                           8,500
  Bank Charges................................                             197
  Management Compensation.....................                          50,650
  Future Staff Salaries, Benefits & Bonuses...                          76,000
  Travel and Marketing........................                          80,000
  Office Expenses.............................                           3,784
  Office Equipment............................                           2,340
  Hardware and Software.......................                           4,400
  Professional Fees...........................                          10,000
  Contracted Services.........................                           8,000
  Working Capital.............................                           6,129
Total Use of Net Proceeds.....................                         300,000

     (b) If there is no minimum amount of proceeds that must be raised before Clinical Intelligence may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

     If we receive less than the maximum amount of proceeds from this offering, our priority will be to pay for our general office expenses (including start up costs, office expenses, hardware and software, office equipment and bank charges) and expenses related to this offering. After paying such expenses, remaining funds will go towards the following expenses, listed according to order of importance:

     o    Travel and marketing expenses;

     o    Professional fees;

     o    Staff salaries, benefits and bonuses;

     o    Contracted services;

     o    Working capital; and

     o    Management compensation.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of Clinical Intelligence's business and operations, would be adequate.

     10(a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

     Not applicable.

     (b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

     Not applicable.

     (c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of Clinical Intelligence or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to Clinical Intelligence, the method followed in determining the cost, and any profit to such persons.

     Not applicable.

     (d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

     Not applicable.

     11. Indicate whether Clinical Intelligence is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring Clinical Intelligence to make payments. Indicate if a significant amount of Clinical Intelligence's trade payables have not been paid within the stated trade term. State whether Clinical Intelligence is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate Clinical Intelligence's plans to resolve any such problems.

     If this offering is successful, we do not anticipate having cash flow or liquidity problems within the next 12 months. Absent this offering, our projected loss for 2004 is approximately $95,000. If we receive 32% of the proceeds for our offering of shares, such proceeds could offset this anticipated loss, but we would not have sufficient cash to grow our business. Only receipt of the full amount of proceeds, or $300,000, would provide us with what we believe will be sufficient liquidity for the next 12 months, unless we receive additional funds from other sources. We do not currently have outstanding any notes, loans, leases or other indebtedness or financing arrangements that require us to make payments. Currently, trade payables attributed to us have been paid in accordance with their terms. We are not subject to any unsatisfied judgments, liens or settlement obligations.

     We are not a party to or the maker of any note, loan, lease or other indebtedness or financing arrangement requiring us to make payments. Our trade payables have been paid within the stated trade term. We are not subject to any unsatisfied judgments, liens or settlement obligations.

     12. Indicate whether proceeds from this offering will satisfy Clinical Intelligence's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

     We expect the proceeds of this offering will be sufficient to operate the company for the next twelve months. Absent this offering, our projected loss for 2004 is approximately $95,000. If we receive 32% of the proceeds for our offering of shares, such proceeds could offset this anticipated loss, but we would not have sufficient cash to grow our business. Only receipt of the full amount of proceeds, or $300,000, would provide us with what we believe will be sufficient cash for the next 12 months, unless we receive additional funds from other sources. We have no current intention of pursuing other sources of funds. It is likely that we will offer additional equity in the near term.

                                 CAPITALIZATION
                                 --------------

     13. Indicate the capitalization of Clinical Intelligence as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings)


                                                                   31-Mar-04
                                                                 --------------
Amount of Common Stock Outstanding As of:................               925,000
Debt:....................................................                 $0.00
Short-term debt (average interest rate 0%)...............        Not applicable
Long-term debt (average interest rate 0%)................        Not applicable
Total debt...............................................                 $0.00
Stockholders' equity (deficit):..........................                $7,080
Preferred stock--par or state value (by class of
preferred in order of preferences).......................                 $0.00
Common stock--par or stated value........................                  $925
Additional paid in capital...............................               $35,495
Retained earnings (deficit)..............................             $ (29,340)
Total stockholders equity................................                $7,080
Total capitalization.....................................                $7,080


--------------------------

     Number of preferred shares authorized: 10,000,000 shares, $.001 par value per share.

     Number of common shares authorized: 100,000,000 shares, $.001 par value per share.

     Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: Not applicable.

                            DESCRIPTION OF SECURITIES
                            -------------------------

     14.  The securities being offered hereby are:

     [X]  Common stock
     [ ]  Preferred or preference stock
     [ ]  Notes or debentures
     [ ]  Units of two or more types of securities composed of:
     [ ]  Other:

     15.  These securities have:

     Yes     No
     [ ]     [X]     Cumulative voting rights
     [ ]     [X]     Other special voting rights
     [ ]     [X]     Preemptive rights to purchase in new issues of shares
     [ ]     [X]     Preference as to dividends or interest
     [ ]     [X]     Preference upon liquidation
     [ ]     [X]     Other special rights or preferences (specify):

     Explain: not applicable.

     16.  Are the securities convertible? [ ] Yes [X] No

     If so, state conversion price or formula.

     Date when conversion becomes effective: --/--/--  Not applicable.

     Date when conversion expires:--/--/--  Not applicable.

     17(a) If securities are notes or other types of debt securities:

          (1)  What is the interest rate? -0-% Not applicable.

     If interest rate is variable or multiple rates, describe: not applicable.

          (2)  What is the maturity date: --/--/-- Not applicable.

     If serial maturity dates, describe: not applicable.

          (3)  Is there a mandatory sinking fund? |_| Yes |X| No Not applicable.

     Describe: not applicable.

          (4)  Is there a trust indenture? |_| Yes |X| No Not applicable.

     Name, address and telephone number of trustee. Not applicable.

          (5)  Are the securities callable or subject to redemption?

     [ ] Yes [X] No  Not applicable.

     Describe, including redemption prices: not applicable.

          (6)  Are the securities collateralized by real or personal property?

     [ ] Yes [X] No  Describe: not applicable.

          (7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination. Not applicable.

     How much currently outstanding indebtedness of Clinical Intelligence is senior to the securities in right of payment of interest or principal? $-0- Not applicable.

     How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $-0- Not applicable.

     How much indebtedness is junior (subordinated) to the securities? $-0- Not applicable.

     (b) If notes or other types of debt securities are being offered and Clinical Intelligence had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

     Not applicable.

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that Clinical Intelligence's liquidity at any given time will permit payment of debt service requirements to be timely made. See Questions No. 11. and 12. See also the Financial Statements and especially the Statement of Cash Flows.

     18.  If securities are preference or preferred stock: Not applicable.

     Are unpaid dividends cumulative? [ ] Yes [X] No

     Are securities callable? [ ] Yes [X] No

     Explain: Not applicable.

Note: Attach to this Prospectus copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of preferred or preference stock, notes or other securities being offered.

     Not applicable.

     19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

     There are no restrictions on dividends under loan or other financing arrangements or otherwise. It is highly unlikely that we will pay dividends on the common stock in the foreseeable future.

     20. Current amount of assets available for payment of dividends (if deficit must be first made up, show deficit in parenthesis): $-0-

                              PLAN OF DISTRIBUTION
                              --------------------

     21. The selling agents (that is, the persons selling the securities as agent for Clinical Intelligence for a commission or other compensation) in this offering are:

     We do not have an underwriter for this offering. The shares offered by us hereby will be sold only by our officers and directors. The officers and directors who will be selling shares on our behalf will sell the 300,000 shares offered by us prior to selling any shares that such officer or director may wish to sell pursuant to this prospectus.

     In offering the shares of common stock, the selling shareholders and any broker-dealers and any other participating broker-dealers that execute sales for the selling shareholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with the sales. Furthermore any profits realized by the selling shareholders and the compensation of the broker-dealers may be deemed to be underwriting discounts and commissions. In addition, any shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

     The public offering of the common stock by the selling shareholders will terminate on the date on which all shares of common stock offered pursuant to this prospectus have been sold by the selling shareholders, or on the earlier date on which we file a post-effective amendment that de-registers all shares of common stock then remaining unsold. Currently none of the selling shareholders intend to sell their shares, although they may wish to do so in the future.

     To the extent required at the time a particular offer of common stock by the selling shareholders is made, a supplement to this prospectus will be distributed that will set forth:

     o The number of shares of common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents;

     o The purchase price paid by any underwriter for shares of common stock purchased from the selling shareholders;

     o Any discounts, commissions and other items constituting compensation from the selling shareholders; and

     o Any discounts, commissions or concessions allowed or re-allowed to dealers, including the proposed selling price to the public.

     Clinical Intelligence will not receive any of the proceeds from the sale of shares of common stock by the selling shareholders.

     22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Prospectus. Also indicate whether Clinical Intelligence will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

     Not applicable. See item 21 above.

     23. Describe any material relationships between any of the selling agents or finders and Clinical Intelligence or its management.

     Not applicable. See the response to Item 21 above.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and Clinical Intelligence, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

     24. If this offering is not made through selling agents, the names of persons at Clinical Intelligence through which this offering is being made:

The 300,000 shares offered hereby by us will be sold only by our officers and directors:

     John Pither
     Robert Side
     Gerald Trumbule
     Edward Hawkins

The officers and directors who will be selling shares on our behalf will sell the 300,000 shares offered by us prior to selling any shares that such officer or director may wish to sell pursuant to this prospectus. Such officers and directors may be deemed to be our promoters, as the term is defined in the Securities Act.

The 925,000 shares being offered by the selling security holders may be sold by such security holders as they may determine. Currently none of the selling shareholders intend to sell their shares, although they may wish to do so in the future.

     25. If this offering is limited to a special group, such as employees of Clinical Intelligence, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

     There are no limitations on the types of persons who may purchase shares of common stock from us, the selling shareholders or their successors in interest.

     Will the certificates bear a legend notifying holders of such restrictions?
[ ] Yes [X] No Not applicable.

     26(a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

     Not applicable.

     (b) Date at which funds will be returned by escrow account if minimum proceeds are not raised:

     Will interest on proceeds during escrow period be paid to investors?
[ ] Yes [X] No.

     27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

     Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

     The 925,000 outstanding shares of our common stock are "restricted securities" because of their issuance and sale in reliance upon the exemptions from registration provided under Regulation D under the Securities Act and under the Colorado Securities Act. As such, these shares of common may be sold only in a private placement, pursuant to Rule 144 under the Securities Act or pursuant to an effective registration statement. Rule 144 of the Securities Act provides, in essence, that holders of restricted securities may not sell such securities for a period of one year after the acquisition of the securities from us or an affiliate of ours. Thereafter, every three months, such holder may sell to a market maker or in ordinary brokerage transactions an amount equal to one percent of our then outstanding securities (or greater amounts based on our trading volume). Non-affiliates of Clinical Intelligence who hold restricted securities for a period of two years may sell their securities without regard to volume limitations or other restriction. Sales of these shares of common stock under Rule 144 may have a depressive effect on the market price of our common stock, should a public market develop for the stock. Transfers and resales of the shares of common stock will be subject, in addition to the federal securities laws, to the "Blue Sky" laws of each state in which the transfer or resale occurs.

     All of our outstanding shares are registered pursuant to this registration statement and may be sold without restriction upon effectiveness of this registration statement.

     If a secondary trading market develops in our common stock, the common stock is expected to come within the meaning of the term "penny stock" under 17 CFR 240.3a51-1 because the shares are issued by a small company; are low-priced (under five dollars); and are not traded on NASDAQ or on a national stock exchange. The Securities and Exchange Commission has established risk disclosure requirements for broker-dealers participating in penny stock transactions as a part of a system of disclosure and regulatory oversight for the operation of the penny stock market. The Securities Enforcement Remedies and Penny Stock Reform Act of 1990, as amended, requires additional disclosure, related to the market for penny stocks and for trades in any stock defined as a penny stock. Rule 15g-9 under the Securities Exchange Act of 1934, as amended, obligates a broker-dealer to satisfy special sales practice requirements that are described below. Prior to a transaction in a penny stock, the broker-dealer is required to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. Additionally, the broker-dealer must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. For so long as our common stock is considered penny stock, the penny stock regulations can be expected to have an adverse effect on the liquidity of the common stock in the secondary market, if any, that develops.

                    DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS
                    ----------------------------------------

     28. If Clinical Intelligence has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

     Not applicable. We have not, since our inception on May 18, 2000, paid dividends, made distributions upon our stock or redeemed any securities.

                    OFFICERS AND KEY PERSONNEL OF THE COMPANY
                    -----------------------------------------

     The issuer's officers:

     Name                      Business Address         Residential Address
     ------------------ ------------------------------ ------------------------
     Robert Side        Suite 205-1095 McKenzie Avenue 3859 Lefran Road, RR#2
     (President)        Victoria, British Columbia     Cobble Hill, BC VOR 1LO,
                        V8P 2L5 CANADA                 CANADA

     Edward H. Hawkins  1629 York Street, Suite 102    3319 S. Galena Ct.
     (Secretary)        Denver, Colorado 80206         Denver, Colorado 80231

     Gerald H. Trumbule 1629 York Street, Suite 102    1629 York Street, Suite 1
     (Treasurer)        Denver, Colorado 80206         Denver, Colorado 80206

     29.  Chief Executive Officer and President:  Title: President

     Name: Robert Side                            Age: 40

     Office Street Address:                       Telephone No: 1-250-743-2331
     3859 Lefran Road, RR#2
     Cobble Hill, BC VOR 1LO, CANADA

     Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

     1988--Present, Acquired Intelligence Inc., Director of Software Development

     Education (degrees, schools, and dates):

          M.Sc. Degree, University of Victoria, British Columbia 1990 B.Sc. Degree, University of Victoria, British Columbia 1985

     Also a director of the Company Yes [X] No [ ]

     Indicate amount of time to be spent on Clinical Intelligence matters if less than full time: 25%

     30.  Chief Operating Officer: Not applicable

     31.  Chief Financial Officer:                Title: Treasurer

     Name: Gerald Trumbule                        Age: 63

     Office Street Address:                       Telephone Number:
     1629 York St., Suite 101                     (303) 321-3001
     Denver, CO 80206

     Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

     2003, Treasurer, Clinical Intelligence, Inc.
     2002- Present, Secretary, Video Developments, Inc.
     1998-2000, President, I-Tech, Inc.

     Education (degrees, schools, and dates):

          Physiological Psychology PhD--University of Pennsylvania, 1970 M.S. Experimental Psychology--University of Pennsylvania, 1966 B.S. Psychology--University of Maryland, 1965

     Yes [X] No [ ]

     Indicate amount of time to be spent on Clinical Intelligence matters if less than full time: 25%

     32.  Other Key Personnel

     Chairman of the Board:                       Title: Non-Executive Chairman

     Name: John Pither                            Age: 73

     Office Street Address:                       Telephone
     Woodcourt, Trout Rise, Loudwater             Number: 01-44-1923-774044
     Rickmansworth, Herts WD3 4JS, UK

     Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

     1990--Present Formed Sungift PLC--Mobility Products for direct Sales

     Education (degrees, schools, and dates):

          Thames Nautical Training College

     Also a director of the Company Yes [X[ No [ ]

     Indicate amount of time to be spent on Clinical Intelligence matters if less than full time: 25%

     Title: Corporate Secretary

     Name: Edward H Hawkins                       Age: 79

     Office Street Address:                       Telephone Number: 303-388-8586
     1629 York Street, Suite 102
     Denver, Colorado 80206, USA

     Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

     1980-2002 RH Consulting, Inc., Corporate Secretary, Denver, Colorado Financial and Management Company
     2002-Present, President and Chief Operating officer, EH Consulting, Denver, Colorado

     Education (degrees, schools, and dates):

          High School diploma, Osawatomi High School, Kansas 1942
          Associate Degree, San Francisco Arts and Crafts, San Francisco, California, 1947
          Continuing Education, Arapahoe Community College, Instructor, Screenwriting, 1979

     Also a director of the Company Yes |X| No |_|

     Indicate amount of time to be spent on Clinical Intelligence matters if less than full time: 25%

                            DIRECTORS OF THE COMPANY
                            ------------------------

     The issuer's directors:

     Name                        Business Address                 Residential Address
     ------------------   ------------------------------   --------------------------------
     John Pither          Box 419                          Woodcourt, Trout Rise, Loudwater
                          Watford WD2 5NE                  Rickmansworth, Herts WD2 4JS, UK
                          England

     Robert Side          Suite 205-1095 McKenzie Avenue   3859 Lefran Road, RR#2
                          Victoria, British Columbia       Cobble Hill, BC VOR 1LO, CANADA
                          V8P 2L5 CANADA

     Edward H. Hawkins    1629 York Street, Suite 102      3319 S. Galena Ct.
                          Denver, Colorado 80206           Denver, Colorado 80231

     Gerald H. Trumbule   1629 York Street, Suite 102      1629 York Street, Suite 1
                          Denver, Colorado 80206           Denver, Colorado 80206

     33. Number of directors: 4. If directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

     Not applicable.

     34. Information concerning outside or other directors (i.e., those not described above):

     Not applicable. We currently have no outside directors, but we are in the process of finding independent directors to serve on our board.

     35(a) Have any of the officers or directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as Clinical Intelligence:

     [X] Yes [ ] No Robert Side, our President, has been and continues to be employed as the Software Director of Acquired Intelligence Inc.

     (b) If any of the officers, directors or other key personnel have ever worked for or managed a company in the same business or industry as Clinical Intelligence or in a related business or industry, describe what precautions, if any (including the obtaining of releases or consents from prior employers), have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

     No precautions have been taken to preclude claims by prior employers for conversion of theft of trade secrets, know-how or other proprietary information.

     (c) If Clinical Intelligence has never conducted operations or is otherwise in the development stage, indicate whether any of the officers or directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

     None of our officers or directors has ever managed any other company in the start-up or development stage.

     (d) If any of Clinical Intelligence's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by Clinical Intelligence.

     Not applicable.

     (e) If Clinical Intelligence has key man life insurance policies on any of its officers, directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to Clinical Intelligence and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

     Not applicable. We have no key man life insurance policy on our executive officers, directors and key employees.

     36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against Clinical Intelligence or its officers, directors or other key personnel or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

     Not applicable.

Note: After reviewing the information concerning the background of Clinical Intelligence's officers, directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate Clinical Intelligence and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

                             PRINCIPAL STOCKHOLDERS
                             ----------------------

     37. Principal owners of Clinical Intelligence (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

     There are 3 shareholders who beneficially own ten percent or more of Clinical Intelligence's 925,000 outstanding shares of common stock. The following persons beneficially own ten percent or more of Clinical Intelligence's outstanding shares of common stock.

                                     Average Price   No. of Shares      % of       After offering if
Shares of Common Stock                 Per Share        Now Held      Total **    all Securities Sold
---------------------------------   --------------   -------------   ----------   -------------------
Edward H Hawkins
1629 York Street, Suite 102
Denver, Colorado 80206
(303) 388-8586
Investment Consultant                    $0.00045         502,500        54.3%                     0

Robert Side
3859 Lefran Road, RR#2
Cobble Hill, BC V0R 1LO Canada
303-388-8586
Software Developer                         $0.026        112,500*        12.2%                     0

Cobra Enterprises Limited+
54058 Athol St.
Douglas
Isle of Man LM1 1JD
British Isles
303-388-8586
British Financial Capital Firm              $0.03         100,000        10.8%                     0

----------------------

*    5,000 shares of which are held by Mr. Side's wife, Wai Kwan Alice Hung.

** Based upon 925,000 shares of our common stock issued and outstanding as of the date of this prospectus.

+ Cobra Enterprises Limited, an Isle of Man corporation, is an investment company managed by Roger J. Bennett who has sole investment and voting authority.

     There are no owners of our preferred stock.

     The following are owners of record of five percent or more of our outstanding shares of common stock.

                                                   Percent of Class
                                  Shares Owned   Before Offering/After
Name of Record Owner               of Record           Offering*
-------------------------------   ------------   ---------------------
Cobra Enterprises Limited+
54-58 Athol St
Douglas, Isle of Man LM1 1JD
British Isles                         100,000       10.81%       0%

Robert Side
3859 Lefran Road, RR#2
Cobble Hill, BC VOR 1LO
CANADA                                107,500       11.62%       0%

Edward H Hawkins
1629 York Street, Suite 102
Denver, Colorado 80206                502,500       54.32%       0%

-----------------
* Based upon 925,000 shares of our common stock issued and outstanding as of the date of this prospectus. We have no issued or outstanding preferred stock.

+ Cobra Enterprises Limited, an Isle of Man corporation, is an investment company managed by Roger J. Bennett who has sole investment and voting authority.

     The following are beneficial owners of five percent or more of our outstanding shares of common stock.

                                                   Percent of Class
                                  Shares Owned   Before Offering/After
Name of Beneficial Owner           of Record           Offering*
-------------------------------   ------------   ---------------------
Cobra Enterprises Limited
54-58 Athol St
Douglas, Isle of Man LM1 1JD
British Isles                         100,000       10.81%       0%

Robert Side
3859 Lefran Road, RR#2
Cobble Hill, BC VOR 1LO
CANADA                               112,500+       12.16%       0%

Edward H Hawkins
1629 York Street, Suite 102
Denver, Colorado 80206                502,500       54.32%       0%

-----------------------
* Based upon 925,000 shares of our common stock issued and outstanding as of the date of this prospectus. We have no issued or outstanding preferred stock.

+ Includes 5,000 shares which are held in the name of Wai Kwan Alice Hung, the wife of Mr. Side.

     Messrs. John Pither, Chairman of the Board, Robert Side, President and a director, Gerald Trumbule, Treasurer and a director, Edward Hawkins, Corporate Secretary and a director and Cobra Enterprises Limited may be deemed to be our affiliates, as that term is defined in the Securities Act.

     38. Number of shares beneficially owned by officers and directors as a group:

Before offering:   630,000 shares of common stock (68% of total outstanding)

After offering:    a)    Assuming minimum securities sold:
                         N/A
                   b)    Assuming maximum securities sold: 0 shares of
                         common stock

(Assume all options exercised and all convertible securities converted.)

             MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION
             -------------------------------------------------------

     39(a) If any of the officers, directors, key personnel or principal stockholders are related by blood or marriage, please describe.

     None of our executive officers, directors and key employees, are related by blood or marriage.

     (b) If Clinical Intelligence has made loans to or is doing business with any of its officers, directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from Clinical Intelligence, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

     Mr. Side is currently the Director of Software Development for Acquired Intelligence and will continue in that capacity for the foreseeable future. The success of our business relies entirely on products and our license from Acquired Intelligence. The principal terms of this license are described on pages 9-10. Other than our relationship with Mr. Side, we have not made loans to or done business with any officer, or any of their relatives (or any entity controlled directly or indirectly) since our inception on May 18, 2000, and have no plans to do so in the future.

     (c) If any of Clinical Intelligence's officers, directors, key personnel or 20% stockholders has guaranteed or co-signed any of Clinical Intelligence's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

     Not applicable.

     40(a) List all remuneration by Clinical Intelligence to officers, directors and key personnel for the last fiscal year:

     None of the officers, directors, or key personnel were paid any remuneration for the last fiscal year.

        Name-Officer, Director and Key Employee                      Cash  Other
        ----------------------------------------------------------   ----  -----
        John Pither, Chairman of the Board........................   None  None
        Edward Hawkins, Secretary.................................   None  None
        Gerald Trumbule, Treasurer................................   None  None
        Robert Side, President and Chief Executive Officer........   None  None

     (b) If remuneration is expected to change or has been unpaid in prior years, explain:

     We do not intend to pay the officers, directors and key employees, a salary or compensate them with other remuneration until we start generating revenue from operations, if ever. Accordingly, remuneration is not expected to change for the foreseeable future.

     (c)  If any employment agreements exist or are contemplated, describe:

     Not applicable. No employment agreements exist or are contemplated.

     41(a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: -0- shares (-0-% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

     Not applicable.

     (b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: -0- shares.

     Not applicable. We have no existing stock purchase, option or similar plans.

     (c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

     Our shareholders are not required to approve future stock purchase agreements, stock options, warrants or rights.

     42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with Clinical Intelligence and not compete upon any termination:

     There are no arrangements made with the officers/directors to assure their continuing participation.

     Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel, directly or indirectly, is reasonable in view of the present stage of Clinical Intelligence's development.

                                   LITIGATION
                                   ----------

     43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon Clinical Intelligence's business, financial condition, or operations, including any litigation or action involving Clinical Intelligence's officers, directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on Clinical Intelligence's business, financial condition, or operations.

     There is no past, pending or threatened litigation or administrative action, including any litigation or action involving our executive officers, directors and key employees, that has had or may have a material effect upon our business, financial condition or operations.

                               FEDERAL TAX ASPECTS
                               -------------------

     44. If Clinical Intelligence is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

     Not applicable. We are a "C" corporation under the Internal Revenue Code of 1986 and no such tax benefits are believed to exist.

     Name of tax advisor: not applicable
     Address: not applicable
     Telephone no.: not applicable

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

                                COUNSEL TO ISSUER
                                -----------------

     Holland & Hart LLP, located at 555 Seventeenth Street, Suite 3200, Denver, Colorado 80202, has acted as our counsel with respect to the proposed offering hereunder.

                    RELATIONSHIP WITH ISSUER OF NAMED EXPERTS
                    -----------------------------------------

     Not applicable.

                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                  ---------------------------------------------

     Not applicable.

      COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
      ---------------------------------------------------------------------

     Under Delaware law and pursuant to our Certificate of Incorporation and Bylaws, we may indemnify our officers and directors for various expenses and damages resulting from their acting in these capacities. Article X of our Certificate of Incorporation provides that we will indemnify our officers and directors to the fullest extent permitted by Delaware law. Section 145 of Delaware General Corporate Law provides for the indemnification by a corporation of any person made or threatened to be made a party to an action or proceeding, by reason of the fact that such person was a director, officer, employee or agent of the corporation, against expenses including attorneys' fees, judgments and amounts paid in settlement actually and reasonably incurred by or on behalf of such person in connection with the action or proceeding if the person acted in good faith, in a manner such person reasonably believed to be in and not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. Reference is made to Section 145 of the Delaware General Corporate Law for a full statement of these indemnification rights.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our officers or directors pursuant to those provisions, we have been advised by our counsel that, in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

                              MISCELLANEOUS FACTORS
                              ---------------------

     45. Describe any other material factors, either adverse or favorable, that will or could affect Clinical Intelligence or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Prospectus not misleading or incomplete.

     Not applicable.

                              FINANCIAL STATEMENTS
                              --------------------

     46. The audited Financial Statements of Clinical Intelligence, commence on page F-1 hereof.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS
        ----------------------------------------------------------------

     47. If Clinical Intelligence's financial statements show losses from operations, explain the causes underlying these losses and what steps Clinical Intelligence has taken or is taking to address these causes.

     The underlying cause of losses incurred in the past fiscal year are due substantially to start up costs without any revenues or earnings. We have incurred costs of obtaining our license from Acquired Intelligence without offsetting sales of ACQUIRE(R) and ACQUIRE(R)-SDK or of our training and support services. We intend to change our loss position by aggressive marketing of our licensed product, ACQUIRE(R) and ACQUIRE(R)-SDK, and development of our user training and support services.

     48. Describe any trends in Clinical Intelligence's historical operating results. Indicate any changes now occurring in the underlying economics of the industry of Clinical Intelligence's business which, in the opinion of management, will have a significant impact (either favorable or adverse) upon Clinical Intelligence's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

     We are a development stage company with limited operating results from which to identify trends.

     We have not done extensive analysis of the artificial intelligence industry. We believe the industry has not yet gained the cohesiveness of other computer based industries, and trends in the industry are difficult to predict. We believe the trend in the artificial intelligence and computer industry is for expansion rather than contraction. The computer has long been used to store and correlate information in data banks and there are many computer programs which accommodate and enhance the installation and retrieval of stored information. Programs which utilize the technology of artificial intelligence can be determined to become more prolific in the future as the computer industry becomes more complex. These programs offer, to varying degrees, the ability to place vast amounts of information and knowledge into a computer program platform and upon request render various amounts of judgments and knowledge-based answers to posed questions. The management of the Company believes that the demand for these knowledge based programs will increase in the coming years and many programs will be adapted to many industries which find the need for knowledge storage and retrieval based upon artificial (non-human) interpretation and decisions. We believe that the business of writing computer programs based on platforms which will accommodate artificial intelligence will expand and grow.

     49. If Clinical Intelligence sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: n/a%. What is the anticipated gross margin for next year of operations? Approximately n/a%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

     We had no significant sales during the last fiscal year. As noted in the "Business and Properties" section above, during a transitional period, Acquired Intelligence is selling the software it has licensed to us on a commission basis.

     Historically, ACQUIRE(R) and ACQUIRE(R)-SDK have been marketed passively through a product web site. Our sales and marketing team will be employed to market ACQUIRE(R) and ACQUIRE(R)-SDK through a combination of trade show presentations and aggressive promotion of a product web site through the leading search engines. Leads will be developed and closed through our sales and marketing team, with the final product delivery and receipt of payment being mediated through the product web site. We have not developed the Clinical Intelligence web site that we intend to use in our marketing campaign. We have not conducted any formal market studies.

     We will require some time to finalize our sales and marketing plan and hire our sales and marketing team. During this period, in order to maintain contact with existing clients and maximize revenue, Acquired Intelligence, the licensor, has agreed to provide ongoing sales and marketing services on our behalf on a commission basis. We expect to have our own sales force in place within 4 months of this registration statement.

     Acquired Intelligence will complete the sales transactions, collect the monies from clients and remit sales reports and monies due to us. A commission of 40% of the software product sales price plus any bank charges or third party commissions will be charged to us. Third party commissions arise when Acquired Intelligence makes sales through intermediary software companies, as is often the case with sales to foreign governments and in Asia. The commission for the sales intermediary sources is typically within the range of 10-15% of the product purchase price. Amounts due to us under this sales arrangement will be reduced by such commission amounts. Training and maintenance agreements are sold separately from the software. For sales of software training, Acquired Intelligence will make all the necessary arrangements with the client, conduct the training session(s) and charge us a commission of 80% of the training price plus any bank charges or third party commissions. For sales of software maintenance agreements, Acquired Intelligence will make all the necessary arrangements with the client, conduct the maintenance and support services and charge us a commission of 80% of the maintenance and support agreement price plus any bank charges or third party commissions. All payments from Acquired Intelligence to us will be made on a quarterly basis.

     During this period all application development contracts that are negotiated with clients will be exclusive to Acquired Intelligence with no amounts being remitted to us.

     The following table illustrates the amounts owing to each party for the various products being sold:

                                                            Due to     Due to
Product to be sold:                                        Licensor   Licensee
--------------------------------------------------------   --------   --------
                                                            (AII):     (CII):

Software product sale...................................        40%        60%
Training session sale...................................        80%        20%
Maintenance and support agreement sale..................        80%        20%
Application development contract sale...................       100%         0%

     As determined by mutual agreement of Acquired Intelligence and us, once we have secured adequate funding, finalized our sales and marketing plan and built our initial sales and marketing team, we have agreed to continuing our working relationship as follows:

                                                            Due to      Due to
Product to be sold:                                        Licensor    Licensee
--------------------------------------------------------   --------    --------
                                                             (AII)      (CII)

Software product sale...................................         0%       100%
Training session sale...................................        67%        33%
Maintenance and support agreement sale..................        90%        10%
Application development contract sale...................        85%        15%

     Acquire has been sold commercially since 1989. Since May of 2002 Acquired Intelligence has sold Acquire products on our behalf. The complete list of sales transactions is provided in the table below:

                                                                   Net of bank
                                                                     charges
                                                      Sale amount    and or
                 Country           Sale items          in US $     commissions     60%         20%     Due: licensee  Due: Licensor
               ------------  -----------------------  -----------  -----------  ----------  ---------  -------------  -------------
May 2002       USA           Acquire                      $995.00      $995.00      597.00                   $597.00        $398.00
June 2002      Korea         Acquire and Acquire-SDK     1,990.00     1,692.00    1,015.20                  1,015.20         676.80
                             Support for Acquire           300.00       294.60                  58.92          58.92         235.68
July 2002      South Africa  Acquire-SDK
October 2002   Singapore     Acquire and Acquire-SDK     1,990.00     1,990.00    1,194.00                  1,194.00         796.00
November 2002  USA           Acquire and Acquire-SDK     1,990.00     1,990.00    1,194.00                  1,194.00         796.00
November 2002  USA           Acquire training            2,510.00     2,510.00                 502.00         502.00       2,008.00
January 2003   Turkey        Acquire and Acquire-SDK     1,900.00     1,884.60    1,130.76                  1,130.76         753.84
April 2003     Canada        Acquire and Acquire-SDK       816.40       816.40      489.84                    489.84         326.56
                             upgrade
April 2003     Israel        Acquire, Acquire-SDK &       2290.00      2274.60    1,364.76                  1,364.76         909.84
                             support
May 2003       Malaysia      Acquire, Acquire-SDK &       2140.00      2110.71    1,266.43                  1,266.43         844.28
                             manuals
May 2003       Malaysia      Acquire and Acquire-SDK       300.00       295.89                  59.178         59.18         236.71
                             support
August 2003    Malaysia      Acquire and Acquire-SDK      4500.00      4459.60                 891.92         891.92       3,567.68
                             training
August 2003    Chile         Acquire, Acquire-SDK &       2140.00      2105.10    1,263.06                  1,263.06         842.04
                             manuals
October 2003   Israel        Acquire, Acquire-SDK &       1845.75      1845.75    1,107.45                  1,107.45         738.30
                             manuals
October 2003   Israel        Acquire and Acquire-SDK       300.00       300.00                  60.00          60.00         240.00
                             support
Totals                                                 $26,007.15   $25,564.25                            $12,194.51     $13,369.74

     For fiscal year ended 2003, Acquired Intelligence informed us that its gross margin for combined product sales and service contract sales was approximately 80%. We anticipate having similar gross margins when we begin selling products and service contracts. We are unaware of gross margin figures for our specific industry. However, based on our limited survey of a few Securities and Exchange Commission filings by public companies that operate in the automation software industry, such companies appear to have gross margins of between 65% and 75%.

     50. Foreign sales as a percent of total sales for last fiscal year: 100%. Domestic sales as a percent of total domestic sales for last fiscal year: 0%

     Explain the nature of these sales, including any anticipated changes:

     We did not have any direct sales during the last fiscal year. As noted in greater detail above, during a transitional period, Acquired Intelligence is selling the software it has licensed to us on a commission basis. The sales of ACQUIRE(R) and ACQUIRE(R)-SDK software that occurred during the last fiscal year were accomplished by Acquired Intelligence.

                                                     Clinical Intelligence, Inc.
                                                   (A Development Stage Company)

                                                            Financial Statements


                                                     March 31, 2004 (unaudited),
                                                     March 31, 2003 (unaudited),
                                                     December 31, 2003 and 2002,
                                                              and the Cumulative
                                            Period from May 18, 2000 (Inception)
                                                   to March 31, 2004 (unaudited)

                           CLINICAL INTELLIGENCE, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------



                                                                     Page (s)
                                                                   ------------


Report of Independent Registered Public Accounting Firm..........    F-1


Balance Sheets...................................................    F-2

Statements of Operations.........................................    F-3

Statement of Stockholders' Equity (Deficit)......................    F-4

Statements of Cash Flows.........................................    F-5


Notes to Financial Statements....................................    F-6 - F-12

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------



To the Board of Directors
Clinical Intelligence, Inc. (A Development Stage Company)
Denver, Colorado


We have audited the accompanying balance sheets of Clinical Intelligence, Inc. (A Development Stage Company) as of December 31, 2003 and 2002 and the related statements of operations, stockholders' equity (deficit) and cash flows for the years then ended and the cumulative period from May 18, 2000 (Inception) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clinical Intelligence, Inc. as of December 31, 2003 and 2002 and the results of its operations and cash flows for the years then ended and the cumulative period from May 18, 2000 (Inception) to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.





                                                 /s/ Gordon, Hughes & Banks, LLP




April 6, 2004
Greenwood Village, Colorado

                           CLINICAL INTELLIGENCE, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
             MARCH 31, 2004 (unaudited), DECEMBER 31, 2003 AND 2002


                                                                 March 31,
                                                                    2004            December 31,        December 31,
                                                                (unaudited)             2003                2002
                                                              ----------------    ----------------    ----------------

                               ASSETS

Current Assets:
Cash                                                          $         6,631     $           327     $            63
Accounts receivable                                                         -                   -               4,561
                                                              ----------------    ----------------    ----------------

     Total current assets                                               6,631                 327               4,624
                                                              ----------------    ----------------    ----------------

Intangible Assets:
Software license rights                                                 7,135               7,135               7,135
Accumulated amortization                                               (3,369)             (2,774)               (396)
                                                              ----------------    ----------------    ----------------
     Intangible assets, net                                             3,766               4,361               6,739

Deferred Offering Costs (Note 1)                                       35,273              35,273                   -
                                                              ----------------    ----------------    ----------------

                      Total assets                            $        45,670     $        39,961     $        11,363
                                                              ================    ================    ================


                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Accounts payable                                              $        24,090     $        25,645     $        10,000
Note Payable                                                           10,000                   -                   -
Note Payable, related party                                             4,500                   -                   -
                                                              ----------------    ----------------    ----------------

     Total current liabilities                                         38,590              25,645              10,000
                                                              ----------------    ----------------    ----------------

Stockholders' equity (deficit) (Note 2):
Preferred stock, $0.001 par value; 10,000,000 shares
     authorized; no shares issued or outstanding.                           -                   -                   -
Common stock, $0.001 par value; 100,000,000 shares
     authorized: 925,000, 925,000 and 502,500 issued
     and outstanding at March 31, 2004 (unaudited),
     December 31, 2003 and December 31, 2002,
     respectively.                                                        925                 925                 502
Additional paid-in capital                                             35,495              32,615               1,803
(Deficit) accumulated during development stage                        (29,340)            (19,224)               (942)
                                                              ----------------    ----------------    ----------------

     Total stockholders' equity (deficit)                               7,080              14,316               1,363
                                                              ----------------    ----------------    ----------------

     Total liabilities and stockholders' equity (deficit)     $        45,670     $        39,961     $        11,363
                                                              ================    ================    ================







                 See accompanying summary of accounting policies
                      and notes to the financial statements                  F-2

                           CLINICAL INTELLIGENCE, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
             THREE MONTHS ENDED MARCH 31, 2004 AND 2003 (unaudited),
                   THE YEARS ENDED DECEMBER 31, 2003 AND 2002,
               AND THE CUMULATIVE PERIOD MAY 18, 2000 (INCEPTION)
                          TO MARCH 31, 2004 (unaudited)


                                   Cumulative Period      Three Months        Three Months
                                      May 18, 2000           Ended               Ended             Year Ended          Year Ended
                                   to March 31, 2004     March 31, 2004      March 31, 2003       December 31,        December 31,
                                      (unaudited)         (unaudited)         (unaudited)             2003                2002
                                   -----------------    ----------------    ----------------    ----------------    ----------------

Revenues                            $        11,124     $         1,794     $             -     $         7,634     $         1,696
                                   -----------------    ----------------    ----------------    ----------------    ----------------

Operating Expenses:

    General and administrative               40,464              11,910              14,262              25,916               1,800
                                   -----------------    ----------------    ----------------    ----------------    ----------------

       Total operating expenses              40,464              11,910              14,262              25,916               1,800
                                   -----------------    ----------------    ----------------    ----------------    ----------------

Net (loss) accumulated during
       the development stage        $       (29,340)    $       (10,116)    $       (14,262)    $       (18,282)    $          (104)
                                   =================    ================    ================    ================    ================

Net (loss) per common share
    Basic and dilutive              $         (0.06)    $         (0.01)    $         (0.02)    $         (0.02)    $         (0.00)
                                   =================    ================    ================    ================    ================


Weighted average number of shares           489,137             925,000             583,611             809,897             500,973
                                   =================    ================    ================    ================    ================




















                 See accompanying summary of accounting policies
                      and notes to the financial statements                  F-3

                           CLINICAL INTELLIGENCE, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        STATEMENT OF STOCKHOLDERS' EQUITY
             MARCH 31, 2004 (unaudited), DECEMBER 31, 2003 AND 2002
                            AND THE CUMULATIVE PERIOD
             MAY 18, 2000 (INCEPTION) TO MARCH 31, 2004 (unaudited)


                                                              Common Stock                             Accumulated
                                                              -------------                             (Deficit)
                                                            $0.001 Par Value                            During the
                                                       ---------------------------     Additional      Development
                                                          Shares         Amount      Paid-in Capital      Stage          Total
                                                       ------------   ------------   ---------------   ------------   ------------

Balances, December 31, 2001                                500,000    $       500    $          385    $      (838)   $        47

Issuance of common stock for cash at $0.04 per share         2,500              2                98              -            100
Contributed services by officers                                 -              -             1,320              -          1,320
Net (loss)                                                       -              -                 -           (104)          (104)
                                                       ------------   ------------   ---------------   ------------   ------------

Balances, December 31, 2002                                502,500            502             1,803           (942)         1,363

Issuance of common stock for cash at $0.03 per share       422,500            423            19,932              -         20,355
Contributed services by officers                                 -              -            10,880              -         10,880
Net (loss)                                                       -              -                 -        (18,282)       (18,282)
                                                       ------------   ------------   ---------------   ------------   ------------

Balances, December 31, 2003                                925,000            925            32,615        (19,224)        14,316

Contributed services by officers                                 -              -             2,880              -          2,880
Net (loss) (unaudited)                                           -              -                 -        (10,116)       (10,116)
                                                       ------------   ------------   ---------------   ------------   ------------

Balances, March 31, 2004 (unaudited)                       925,000    $       925    $       35,495    $   (29,340)   $     7,080
                                                       ============   ============   ===============   ============   ============
















                 See accompanying summary of accounting policies
                      and notes to the financial statements                  F-4

                           CLINICAL INTELLIGENCE, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
             THREE MONTHS ENDED MARCH 31, 2004 AND 2003 (unaudited),
                     THE YEARS ENDED DECEMBER 31, 2003, 2002
      AND THE CUMULATIVE PERIOD MAY 18, 2000 TO MARCH 31, 2004 (unaudited)



                                                   Cumulative Period   Three Months    Three Months
                                                      May 18, 2000        Ended           Ended         Year Ended      Year Ended
                                                   to March 31, 2004  March 31, 2004  March 31, 2003   December 31,    December 31,
                                                      (unaudited)      (unaudited)     (unaudited)         2003            2002
                                                   -----------------  --------------  --------------  --------------  --------------

Cash flows from operating activities:
    Net (loss)                                      $       (29,340)  $     (10,116)  $     (14,262)  $     (18,282)  $        (104)

    Adjustments to reconcile net (loss) to cash
      provided by (used in) operating activities:
      Amortization expense                                    3,369             595             199           2,378             396
      Contribution of services by stockholders               15,840           2,880           1,920          10,880           1,320
      Change in accounts receivable                               -               -           4,561           4,561          (4,561)
      Change in accounts payable                             24,090          (1,555)        (10,000)         15,645          10,000

        Net cash provided by (used in) operating
        activities                                           13,959          (8,196)        (17,582)         15,182           7,051

Cash flows to investing activities:
    Acquisition of software license rights                   (7,135)              -          (7,135)              -          (7,135)
                                                   -----------------  --------------  --------------  --------------  --------------

        Net cash (used) by investing activities              (7,135)              -          (7,135)              -          (7,135)


Cash flows from (to) financing activities:
      Deferred offering costs                               (35,273)              -               -         (35,273)              -
      Proceeds from notes payable                            14,500          14,500               -               -               -
      Proceeds from the issuance of common stock             20,580               -          25,384          20,355             100
                                                   -----------------  --------------  --------------  --------------  --------------

        Net cash provided by (used in) financing
        activities                                             (193)         14,500          25,384         (14,918)            100
                                                   -----------------  --------------  --------------  --------------  --------------


Net increase in cash                                          6,631           6,304             667             264              16

Cash, beginning of period                                         -             327              63              63               -
                                                   -----------------  --------------  --------------  --------------  --------------

Cash, end of period                                 $         6,631   $       6,631   $         730   $         327   $          16
                                                   =================  ==============  ==============  ==============  ==============























                 See accompanying summary of accounting policies
                      and notes to the financial statements                  F-5

                           CLINICAL INTELLIGENCE, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
            (the period subsequent to December 31, 2003 is unaudited)


Note 1--Nature of Business and Summary of Significant Accounting Policies
-------------------------------------------------------------------------

     Nature of Business and Organization
     -----------------------------------

     Clinical Intelligence, Inc. (the "Company") was organized on May 18, 2000 (inception) as a corporation (operations began in 2001). On November 1, 2002, the Company acquired the license to market and sell the computer technology entitled "Acquire" from the licensor Acquired Intelligence Limited of Victoria, British Columbia. This license was formerly owned by EZ Natural Limited, which relinquished the rights, title, and interest to Clinical Intelligence, Inc. with concurrent approval of the licensor and the payment from Clinical Intelligence, Inc. to EZ Natural Limited in the amount of $10,000 less acquired receivables due EZ Natural Limited of $2,865. Acquire is a software package that allows individual consumers build expertise databases and avoid reliance on others with specific skill sets in this area. Acquired Intelligence, Inc. will continue to market the product until Clinical Intelligence, Inc. is operationally able to perform that role. In the meantime, Acquired Intelligence, Inc. will complete sales transactions, collect the monies and remit sales reports and monies to Clinical Intelligence, Inc. Acquired Intelligence, Inc. has initiated sales of the product on behalf of the Company in several countries including the United States, Turkey, Canada and Israel.

     Development Stage
     -----------------

     For the period May 18, 2000 (Inception) to March 31, 2004, the Company has been in the development stage. The Company's activities since inception have consisted of developing and refining its business plan, raising capital, securing the rights to the "Acquire" license, and initial business plan implementation.

     The Company has been  dependent on the continued  financial  support of its founders and other investors from the sale of common stock and the contributions of services from management. The Company must obtain additional financing or equity capital in order to continue to develop and implement its business plan and objectives. If financing or equity capital is not received, the continuing operations of the Company may be limited.

     Use of Estimates
     ----------------

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     Cash and Cash Equivalents
     -------------------------

     The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash and cash equivalents. Cash and cash equivalents are carried at cost, which approximates fair value, plus accrued interest.

     Property and Equipment and Depreciation
     ---------------------------------------

     Depreciation of property and equipment is provided on assets over their estimated useful lives using the straight-line method. To date, the Company has purchased no property and equipment.

                           CLINICAL INTELLIGENCE, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
            (the period subsequent to December 31, 2003 is unaudited)
                                   (Continued)


Note  1--Nature  of Business  and  Summary of  Significant  Accounting  Policies
--------------------------------------------------------------------------------
(continued)
-----------

     Revenue Recognition
     -------------------

     The Company's revenue recognition policies comply with American Institute of Certified Public Accountants ("AICPA") Statements of Position ("SOP") 97-2 and 98-4, "Software Revenue Recognition." These statements provide criteria to be met in order for revenue to be recognized. The Company recognizes revenues from the sale of software products when it can be determined that persuasive evidence of an arrangement exists, delivery has occurred, the vendor's fee is fixed or determinable and collectibility is probable. To date, this has occurred when Acquired Intelligence, Inc. collects monies from clients and sends sales reports and remits monies due to the Company. As of the three months ended March 31, 2004 (unaudited), the years ended December 31, 2003 and 2002 and the cumulative period from May 18, 2000 (inception) through March 31, 2004 (unaudited), the Company had recognized revenues of $1,794, $7,634, $1,696 and $11,124, respectively, in conjunction with the agreement with Acquired Intelligence, Inc. The Company has recorded revenues to date net of commissions and other fees that Acquired Intelligence, Inc. has charged the Company as Acquired Intelligence, Inc. has acted on behalf of the Company in an agency relationship. To date, no training or customized development services have been provided. Those services are to be negotiated on a separate basis and recorded as revenue when the Company or its agent performs such services.

     Fair Value of Financial Instruments
     -----------------------------------

     The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. Significant differences can arise between the fair value and carrying amount of financial instruments that are recognized at historical cost amounts. The carrying value of the Company's financial instruments approximates fair value, the most significant of which at March 31, 2004 (unaudited), December 31, 2003 and 2002, respectively, is cash.

     Concentration of Credit Risk and Financial Instruments
     ------------------------------------------------------

     Statement of Financial Accounting Standards ("SFAS") No. 105, "Disclosure of Information About Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk," requires disclosure of significant concentrations of credit risk regardless of the degree of such risk. Financial instruments with significant credit risk include cash. The Company transacts its business with one financial institution. The amount on deposit in the financial institution did not exceed the $100,000 federally insured limits at March 31, 2004 (unaudited), December 31, 2003 and 2002.

     Organization Costs
     ------------------

     The Company accounts for organization costs under the provisions of Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" which requires that all organization costs be expensed as incurred.

     Capital Structure
     -----------------

     The Company utilizes SFAS No. 129, "Disclosure of Information about Capital Structure," which requires companies to disclose all relevant information regarding their capital structure.

                           CLINICAL INTELLIGENCE, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
            (the period subsequent to December 31, 2003 is unaudited)
                                   (Continued)


Note  1--Nature  of Business  and  Summary of  Significant  Accounting  Policies
--------------------------------------------------------------------------------
(continued)
-----------

     Earnings Per Share
     ------------------

     SFAS No. 128, "Earnings Per Share," requires two presentations of earnings per share--"basic" and "diluted." Basic income (loss) per common share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted income per common share is computed using the weighted average number of shares of common stock outstanding, adjusted for the dilutive effect of potential common shares consisting of common stock options and warrants and contingently issuable shares of common stock. Potential common shares outstanding are calculated using the treasury stock method. In the case of a net (loss), the dilutive calculation is equivalent to the basic earnings per share since including additional potential shares outstanding would be anti-dilutive. There are no stock options, warrants or contingently issuable shares of common stock outstanding at March 31, 2004 (unaudited), December 31, 2003 and 2002.

     Income Taxes
     ------------

     The Company accounts for deferred income taxes in accordance with the liability method as required by SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes are recognized for the tax consequences in future years for differences between the tax basis of assets and liabilities and their financial reporting amounts at the end of each period, based on enacted laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets and liabilities. Any liability for actual taxes to taxing authorities is recorded as income tax liability.

     Comprehensive Income
     --------------------

     SFAS No. 130, "Reporting Comprehensive Income" requires the presentation and disclosure of all changes in equity from non-owner sources as "Comprehensive Income." The Company had no items of comprehensive income in the periods from the date of inception through December 31, 2003. The Company had no items of comprehensive income in the three months ended March 31, 2004 (unaudited).

     Disclosure about Segments of an Enterprise and Related Information
     ------------------------------------------------------------------

     SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") replaces the industry segment approach under previously issued pronouncements with the management approach. The management approach designates the internal organization that is used by management for allocating resources and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas and major customers. At present, the Company only operates in one segment.

                           CLINICAL INTELLIGENCE, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
            (the period subsequent to December 31, 2003 is unaudited)
                                   (Continued)


Note  1--Nature  of Business  and  Summary of  Significant  Accounting  Policies
--------------------------------------------------------------------------------
(continued)
-----------

     Software and Website Costs
     --------------------------

     The Company utilizes the American Institute of Certified Public Accountants Statement of Position ("SOP") 98-1 "Accounting for Costs of Computer
     Software Developed or Obtained for Internal Use," and the Financial Accounting Standards Board's Emerging Issues Task Force ("EITF") 00-2 "Accounting for Web Site Development Costs," to account for certain software and web site development costs. In accordance with SOP 98-1 and EITF 00-2, the Company expenses software and web site costs incurred in the planning, conceptualization, performance standards development and technology selection stages. Thereafter, the Company capitalizes direct internal and third party labor costs plus hardware and software costs involved in software and initial site application development.

     Costs of maintenance, training and normal software and web site updates are expensed as incurred. The capitalized costs of the software and web site are subject to impairment evaluation in accordance with SFAS No. 144. Software and web site costs will be amortized over their useful lives on a straight-line basis once the products or websites are fully operational. As of March 31, 2004 (unaudited), December 31, 2003 and 2002, the Company has acquired the rights to a software license for a total external cost basis of $7,135 ($10,000 paid less receivables acquired from the seller). The cost of the software is being amortized over its useful life of three years. For the three months ended March 31, 2004 (unaudited), the years ended December 31, 2003 and 2002 and the cumulative period from May 18, 2000 (inception) through March 31, 2004 (unaudited), the Company incurred amortization expense totaling $595, $2,378, $396 and $3,369, respectively.

     Long-Lived Assets
     -----------------

     For its long-lived assets, the Company complies with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The Company's primary long-lived asset is its acquired software license, which is being amortized over a period of three years and as of March 31, 2004 (unaudited) and December 31, 2003, no evidence of impairment exists.

     Deferred Offering Costs
     -----------------------

     The Company has incurred expenses related to an anticipated registration statement on Form SB-1 that is expected to be completed subsequent to December 31, 2003. During the year ended December 31, 2003, the Company incurred costs of $35,273, which have been recorded as deferred offering costs until such time that proceeds from the anticipated offering are received. At the time the offering is completed, the deferred offering costs will be applied against any proceeds. In the event that the offering is not completed, the deferred offering costs will be written off to expense.

                           CLINICAL INTELLIGENCE, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
            (the period subsequent to December 31, 2003 is unaudited)
                                   (Continued)


Note  1--Nature  of Business  and  Summary of  Significant  Accounting  Policies
--------------------------------------------------------------------------------
(continued)
-----------

     Recent Accounting Pronouncements
     --------------------------------

     In December 2002, the FASB approved SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure--an amendment of FASB Statement No. 123". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has implemented SFAS No. 148. The Company will continue to account for stock based compensation using Accounting Principles Board Opinion No. 25 ("APB 25"). Under APB 25, compensation expense is recognized for stock options with an exercise price that is less than the market price on the grant date of the option. As of March 31, 2004 (unaudited) and December 31, 2003, the Company has not issued any stock based compensation.

     In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends certain portions of SFAS No. 133 and is effective for all contracts entered into or modified after June 30, 2003 on a prospective basis. SFAS No. 149 is not expected to have a material effect on the results of operations or financial position of the Company because the Company currently has no derivatives or hedging contracts.

     In June 2003, the FASB approved SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 is not expected to have a material effect on the Company's operations or financial position.

Note 2--Notes Payable and Notes Payable, Related Parties
--------------------------------------------------------

     During the three months ended March 31, 2004, the Company received funds in the form of a promissory note from an unrelated third-party that will be utilized for working capital purposes. The amount borrowed was $10,000 and under the terms of the agreement, the Company is to repay the note no later than March 21, 2005 at an interest rate of 8%.

     During this period, the Company received a series of advances from the president totaling $4,500. The advances are non-interest bearing and maturing no later then July 27, 2004.

                           CLINICAL INTELLIGENCE, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
            (the period subsequent to December 31, 2003 is unaudited)
                                   (Continued)


Note 3--Stockholders' Equity
----------------------------

     Since inception, the Company has issued 925,000 shares of $0.001 par value common stock in exchange for $20,580. To date, no dividends have been declared.


     Since the Company's inception, the President and the Secretary of the Company and other at-will employees have contributed services valued at $15,840. All are stockholders of the Company. The costs were expensed as compensation and included as general and administrative costs on the statements of operations.


     The Company has authorized the issuance of 10,000,000 $0.001 par value shares of preferred stock. The preferred shareholders have voting rights the same as the common shareholders. To date, no shares of preferred stock have been issued or are outstanding.

Note 4--Income Taxes
--------------------

     There is no current income tax expense for the period from May 18, 2000 (inception) to March 31, 2004 (unaudited) or for the years ended December 31, 2003 and 2002, due to net losses from operations incurred by the Company.

     Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. Deferred income tax assets are recorded to reflect the tax consequences in future years of income tax carry-forward benefits, reduced by benefit amounts not expected to be realized by the Company.

     The net deferred tax asset is comprised of the following at March 31, 2004 (unaudited), December 31, 2003 and 2002:

                                                 March 31,       December 31,     December 31,
                                                    2004             2003             2002
                                                (unaudited)
                                               --------------   --------------   --------------

          Net operating loss benefit carry
             forward                           $       2,999    $       2,517    $          35
          Valuation allowance for deferred
             tax asset                                (2,999)          (2,517)             (35)
                                               --------------   --------------    -------------
                 Net deferred tax asset        $         ---    $         ---    $         ---
                                               ==============   ==============    =============

     As of March 31, 2004 (unaudited),  December 31, 2003, and 2002, the Company
     had  operating   loss  carry   forwards  of  $8,791,   $6,264,   and  $104,
     respectively. The operating loss carryforwards expire beginning in 2022.

                           CLINICAL INTELLIGENCE, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
            (the period subsequent to December 31, 2003 is unaudited)
                                   (Continued)


Note 5--Related Party Transaction
---------------------------------

     The President of the Company is also the Director of Software Development for Acquired Intelligence, Inc., the entity from whom the Company will be licensing the "Acquire" software products and the entity that is currently selling the related software products on behalf of the Company. All revenues recognized since inception have been done so in accordance with the agreement with Acquired Intelligence, Inc.

     As is described in Note 2, the President advanced the Company a total of $4,500.

     Until , 2004 (90 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                 PART II--INFORMATION NOT REQUIRED IN PROSPECTUS
                 -----------------------------------------------

Item 1. Indemnification Of Directors And Officers
-------------------------------------------------

     The Company's Certificate of Incorporation provides that the Company shall, to the fullest extent permitted by Section 145 of the Delaware General Corporate Law ("DGCL"), as amended from time to time, indemnify its officers and directors.

     Section 145 of the DGCL provides for the indemnification of the directors, officers, employees or agents of a corporation as follows:

     (a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

     (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     (c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

     (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

     (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

     (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

     (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

     (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

     (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the interests of the corporation" as referred to in this section.

     (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

     Clinical Intelligence's Certificate of Incorporation also contains a provision which limits, to the fullest extent permitted by the DGCL, director liability for monetary damages for breaches of the fiduciary duty of care or any other duty as a director.

Item 2. Other Expenses of Issuance and Distribution.
----------------------------------------------------

     The following is an itemized statement of the expenses incurred in connection with this registration statement and the issuance and distribution of the shares of common stock being registered under this registration statement. All such expenses will be paid by Clinical Intelligence


Legal fees and expenses.........................................   $  35,000
Accounting fees and expense.....................................   $  12,000
Blue sky fees and expenses......................................   $   3,000
Transfer agent fees and expenses................................
Printing, electronic filing and engraving expenses..............
Miscellaneous expense...........................................
                                                                   ----------
TOTAL...........................................................   $  50,000


------------------------
All of the above items are estimates.

Item 3. Undertakings.
---------------------

     (a)  The undersigned small business issuer will:

          (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

               (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

               (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

               (iii) Include any additional or changed material information on the plan of distribution.

          (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

          (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 4. Unregistered Securities Issued or Sold Within One Year.
---------------------------------------------------------------

     Since, May 18, 2000, the date of our inception, we have sold securities in transactions summarized as follows.

     During the period from May 18, 2000 through March 31, 2003, we issued and sold an aggregate of 925,000 shares of common stock to a total of forty two persons, including our directors and officers, for cash consideration totaling $20,580

     With respect to these sales, we relied upon the exemption from registration with the U.S. Securities and Exchange Commission provided under the Securities Act and Regulation D promulgated thereunder, and exemptions provided under the Colorado Securities Act. No underwriter was employed in connection with the offering and sale of the shares. The facts relied upon by us to make the Federal exemption available include, among others, the following:

     o The aggregate offering price for the offering of the shares of common stock did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering;

     o No general solicitation or advertising was conducted by Clinical Intelligence in connection with the offering of any of the shares;

     o Each investor was an accredited investor as defined in Rule 501 of Regulation D, and had access to information enabling them to evaluate the merits and risks of an investment in Clinical Intelligence; and

     o The fact that we have not been since our inception (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934; (b) an "investment company" within the meaning of the Investment Company Act of 1940; or (c) a development stage company that either has no specific business plan or purpose or has indicated that our business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

Item 5. Index to Exhibits
-------------------------

     The following Exhibits are filed as part of this Registration Statement on Form SB-1.


Item
Number                                   Description
------         -----------------------------------------------------------------
 (2.1)         Certificate of Incorporation of Clinical Intelligence, filed
               July 24, 2003**
 (2.2)         Bylaws of Clinical Intelligence, Inc.**
 (3.1)         Certificate of Incorporation (included in exhibit 2.1)
 (3.2)         Bylaws (included in exhibit 2.2)
 (3.3)         Form of stock certificate*
 (6.1)         License Agreement**
 (6.2)         Amendment to License Agreement**
(10.1)         Consent of attorney
(10.2)         Consent of Independent Registered Public Accounting Firm


Item 6. Description of Exhibits
-------------------------------

     The following Exhibits are filed as part of this Registration Statement on Form SB-1.


Item
Number                                   Description
------         -----------------------------------------------------------------
 (2.1)         Certificate of Incorporation of Clinical Intelligence, filed
               July 24, 2003**
 (2.2)         Bylaws of Clinical Intelligence, Inc.**
 (3.1)         Certificate of Incorporation (included in exhibit 2.1)
 (3.2)         Bylaws (included in exhibit 2.2)
 (3.3)         Form of stock certificate*
 (6.1)         License Agreement**
 (6.2)         Amendment to License Agreement**
(10.1)         Consent of attorney
(10.2)         Consent of Independent Registered Public Accounting Firm


-------------------------
*    To be filed by amendment.

**   Previously filed.

                                   SIGNATURES
                                   ----------


     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-1 and authorizes this registration statement to be signed on its behalf by the undersigned, in the City of Denver, State of Colorado, on June 24, 2004.


                                         CLINICAL INTELLIGENCE, INC.
                                         (Registrant)

                                         By:   /s/ ROBERT SIDE
                                               ---------------------------------
                                               (Principal Executive Officer)

     In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following person in the capacities and on the dates stated.


Date:   June 24, 2004                    /s/ ROBERT SIDE
                                         ---------------------------------------
                                              (Principal Executive Officer)

Date:   June 24, 2004                    /s/ GERALD H. TRUMBULE
                                         ---------------------------------------
                                                (Principal Financial and
                                                   Accounting Officer)

Date:   June 24, 2004                    /s/ EDWARD H. HAWKINS
                                         ---------------------------------------


Date:   June 24, 2004                    /s/ JOHN PITHER
                                         ---------------------------------------